EXHIBIT 2.1

PURCHASE AGREEMENT

among

HARRY & DAVID OPERATIONS CORP.,

BEAR CREEK DIRECT MARKETING, INC.,

JACKSON & PERKINS OPERATIONS, INC.,

J&P ACQUISITION INC.

and

DONALD HACHENBERGER AND GLENDA HACHENBERGER

-i-

TABLE OF CONTENTS

(continued)

-ii-

TABLE OF CONTENTS

(continued)

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PURCHASE AGREEMENT dated as of March 30, 2007 (this “Agreement”), among Harry & David Operations Corp., a Delaware corporation (“HDOC”), Jackson & Perkins Operations, Inc., a Delaware corporation (“J&P Operations”), Bear Creek Direct Marketing, Inc., a Delaware corporation (“BCDM” and together with HDOC and J&P Operations, the “Sellers”), J&P Acquisition Inc., a Delaware corporation (the “Purchaser”), and Donald Hachenberger and Glenda Hachenberger, as guarantors (the “Guarantors”). The Sellers, the Purchaser and the Guarantors are referred to herein individually as a “Party” and collectively as the “Parties.” Capitalized terms used herein are defined in Article I below.

RECITALS

A. HDOC owns beneficially and of record 100% of the outstanding shares of common stock, par value $0.01 per share (the “Wholesale Shares”), of Jackson & Perkins Wholesale, Inc., a Delaware corporation (“J&P Wholesale”).

B. BCDM owns beneficially and of record 100% of the outstanding shares of common stock, par value $100.00 per share (the “J&P Shares”), of Jackson & Perkins Company, a Delaware corporation (“J&P”).

C. J&P Operations is in the business of growing and selling roses and owns certain assets used in such business.

D. The Purchaser desires to acquire from HDOC, and HDOC desires to sell to the Purchaser, the Wholesale Shares, upon the terms and subject to the conditions set forth in this Agreement.

E. The Purchaser desires to acquire from BCDM, and BCDM desires to sell to the Purchaser, the J&P Shares, upon the terms and subject to the conditions set forth in this Agreement.

F. The Purchaser desires to acquire from J&P Operations, and J&P Operations desires to sell to the Purchaser, certain assets of J&P Operations, upon the terms and subject to the conditions set forth in this Agreement.

Accordingly, the Parties hereby agree as follows:

ARTICLE I

DEFINITIONS

Section 1.1 Definitions. When used in this Agreement, the following terms have the meanings set forth below:

“Adjusted Purchase Price” means the sum of the Adjusted Wholesale Purchase Price, the Base Purchased Asset Purchase Price and the Adjusted J&P Purchase Price.

“Affiliate” means, with respect to any Person, (a) any director, officer, manager, managing member or general partner of such Person, (b) a spouse, parent, sibling or descendant of such Person and (c) any other Person that, directly or indirectly, through one or more intermediaries, Controls, is Controlled by or is under common Control with such Person.

“Ancillary Agreements” means the Supply Agreement, the Customer List Agreement, the Promissory Notes, the Lease Agreements, the Subleases and the Transition Agreement.

“Applicable Law” means any applicable decree, injunction, judgment, law, order, ordinance, regulation, rule, statute, or writ of any federal, state, local, or foreign governmental entity (or any agency, department, or political subdivision of any governmental entity).

“Business Day” means any day other than a Saturday, Sunday or other day which will be in Medford, Oregon, or in New York, New York, a legal holiday or a day on which banking institutions therein are authorized by law to close

“Capital Interests” means (a) in the case of a corporation, any and all shares (however designated) of capital stock, (b) in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of capital stock, (c) in the case of a partnership or limited liability company, any and all partnership interests (whether general or limited) or limited liability company interests and (d) in any case, any right to acquire any of the foregoing.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company” means J&P Wholesale or J&P.

“Confidentiality Agreement” means that certain Confidentiality Agreement, dated November 3, 2006, between Park Seed Company and HDOC.

“Control” means the possession, directly or indirectly, of the power to direct the management and policies of a Person, whether through the ownership of voting securities, contract or otherwise.

“Environmental Condition” means any on-site condition with respect to the environment (soil, surface waters, ground waters, land, surface or subsurface strata or ambient air) that would reasonably be expected to result in any damage, loss, cost, expense, claim or liability resulting from the operation of the Sellers’ business and/or activity at the Owned Real Property.

“Environmental and Safety Requirements” means, as in effect on the date hereof, all federal, state, local and foreign statutes, regulations, ordinances and similar provisions having the force or effect of law, all judicial and administrative orders and determinations, and all common laws concerning public health and safety, worker health and safety and pollution or protection of the environment, including all such standards of conduct and bases of obligations relating to the presence, use, production, generation, handling, transport, treatment, storage, disposal, distribution, labeling, testing, processing, discharge, release, threatened release, control, or cleanup of any Hazardous Substances.

“GAAP” means generally accepted accounting principles of the United States, consistently applied.

“Hazardous Substances” means any hazardous materials, substances or wastes, chemical substances or mixtures, pesticides, pollutants, contaminants, toxic chemicals, petroleum products or by-products, asbestos, polychlorinated biphenyls (or PCBs), noise or radiation, in each case, defined, listed or regulated as hazardous or toxic under an Environmental and Safety Requirement.

“Indebtedness” means (a) all funded indebtedness for borrowed money (expressly excluding trade payables and accrued expenses constituting current liabilities), (b) all obligations for the deferred purchase price of property or assets and (c) all obligations evidenced by notes (including promissory notes issued in consideration for the purchase of stock or assets of any business), bonds, debentures or other similar instruments, which, in the case of clauses (a) through (c) above, will include all accrued interest thereon and applicable prepayment premiums and any other fees, costs or expenses payable in connection therewith.

“Independent Accountant” means a nationally recognized firm of independent public accountants reasonably satisfactory to the Purchaser and HDOC (which firm shall not have any material relationship with the Purchaser, any Seller or any of their respective Affiliates). If the Purchaser and HDOC are unable to mutually agree upon such a firm, then the American Arbitration Association or any successor thereto will select a firm of nationally recognized independent public accountants that has no conflict of interest with respect to any Party to serve as the Independent Accountant.

“Independent Consultant” means a nationally recognized firm of environmental engineers and consultants reasonably satisfactory to the Purchaser and HDOC (which firm shall not have any material relationship with the Purchaser, any Seller or any of their respective Affiliates). If the Purchaser and HDOC are unable to mutually agree upon such a firm, then the American Arbitration Association or any successor thereto will select a firm of nationally recognized independent environmental consultants and engineers that has no conflict of interest with respect to any Party to serve as the Independent Consultant.

“Inventory Reserve Adjustment Amount” means the aggregate amount by which any inventory reserve in J&P Wholesale as of the close of business on the day immediately preceding the Closing Date has been reduced and which is reflected in the Final Wholesale Closing Date Balance Sheet (or in the footnotes thereto).

“IRS” means the Internal Revenue Service.

“J&P Note” means a promissory note in the principal amount of $40,000.00 from the Purchaser in favor of HDOC in the form of Exhibit A.

“Knowledge of HDOC” means the actual knowledge of any executive officer of HDOC after reasonable inquiry.

“Lease Agreements” means, collectively, a ground lease agreement, equipment lease agreement and commercial lease agreement between the Purchaser and J&P Operations in the form of Exhibit B, Exhibit C and Exhibit D.

“Licenses” means all permits, licenses, franchises, certificates, approvals, and other authorizations issued by foreign, federal, state, or local governments or other similar rights.

“Lien” means any mortgage, pledge, security interest, encumbrance, lien (including any lien for Taxes other than Taxes not yet due and payable) or charge of any kind (including any conditional sale or other title retention agreement or lease in the nature thereof), any sale of receivables with recourse against any Company, any filing or agreement to file a financing statement as debtor under the Uniform Commercial Code or any similar statute other than to reflect ownership by a third party of property leased to any Company under a lease which is not in the nature of a conditional sale or title retention agreement, or any subordination arrangement in favor of another Person (other than any subordination arising in the Ordinary Course of Business).

“Loss” means, with respect to any Person, any direct damage, penalty, fine, loss or expense, including attorneys’ fees and expenses; provided, however, that, “Loss” will exclude any and all punitive damages, exemplary damages, special damages, indirect damages and consequential damages.

“Material Adverse Effect” means any material adverse effect on the business, assets, condition (financial or otherwise) or operations of the Companies, taken as a whole, or on the ability of the Sellers to complete the transactions contemplated by this Agreement; provided, however, in no event will any of the following, alone or in combination, be deemed to constitute, nor will any of the following be taken into account in determining whether there has been or will be, a Material Adverse Effect: any change, event, fact development, effect, condition or occurrence resulting from or relating to (a) the U.S. economy or financial markets in general or the rose propagation, cultivation, development or marketing industry, (b) any change in Applicable Laws, political or regulatory conditions generally or GAAP, (c) any act of terrorism, (d) compliance with the terms and conditions of this Agreement, or (e) the announcement or pendency of the transactions contemplated by this Agreement.

“Net Working Capital” means, with respect to any Company, at a specified date, (A) the sum of such Company’s (i) accounts receivable, (ii) inventory and (iii) prepaid assets less (B) the sum of such Company’s (x) accounts payable, (y) accrued liabilities and (z) accrued payroll and benefits, in each case, as further described on Schedule 2.6(a).

“Off Balance Sheet Liability” means, with respect to any Person, (a) any repurchase obligation or liability of such Person with respect to accounts or notes receivable sold by such Person, (b) any liability under any sale and leaseback transaction which is not a capitalized lease, (c) any liability under any so-called “synthetic lease” transaction entered into by such Person or (d) any obligation arising with respect to any other transaction which is the functional equivalent of Indebtedness or any of the liabilities set forth in subsections (a) through (c) of this definition, but which does not constitute a liability on the balance sheets of such Person.

“Operations Note” means a promissory note in the principal amount of $660,000.00 from the Purchaser in favor of J&P Operations in the form of Exhibit A.

“Ordinary Course of Business” will be deemed from an action taken by a Person only if such action is consistent with the past practices of such Person and is taken in the ordinary course of the normal operations of such Person.

“Permitted Liens” means (a) real estate taxes, assessments and other governmental fees or other charges not yet due and payable as of the Closing Date; (b) mechanics’ and similar statutory liens arising or incurred in the Ordinary Course of Business for amounts which are not delinquent or which are being contested in good faith by appropriate proceedings; (c) zoning, entitlement, building and other land use and similar laws or regulations imposed by any governmental authority having jurisdiction over such parcel which are not violated by the current use and operation thereof; (d) easements, covenants, conditions, restrictions and other similar matters of public record which would not materially impair the use or occupancy of such parcel in the operation of the business of the Companies, taken as a whole; and (e) statutory landlord liens, if any.

“Person” means any individual, partnership, joint venture, limited liability company, corporation or trust, unincorporated organization, group, or government or other department or agency thereof or any other legal entity.

“Product Credit” means an aggregate $1,000,000.00 credit from the Purchaser in favor of one or more Affiliates of J&P Operations in respect of certain products that will be provided by the Purchasers to such Affiliates pursuant to the Supply Agreement.

“Promissory Notes” means the J&P Note, the Operations Note and the Wholesale Note.

“Proprietary Rights” means any and all of the following in any jurisdiction throughout the world: (a) patents, patent applications, patent disclosures, as well as any reissues, continuations, continuations-in-part, divisions, extensions or reexaminations thereof, (b) trademarks, service marks, trade dress, trade names, logos, and corporate names and registrations and applications for registration thereof, together with all of the goodwill associated therewith, (c) internet domain names, (d) copyrights (registered or unregistered) and copyrightable works and registrations and applications for registration thereof, (e) mask works and registrations and applications for registration thereof, (f) computer software (including source code and executable code), data, databases and documentation thereof, (g) trade secrets and other confidential information (including ideas, formulas, compositions, inventions (whether patentable or unpatentable and whether or not reduced to practice), know-how, manufacturing and production processes and techniques, if any, research and development information, drawings, specifications, designs, plans, proposals, technical data, financial and marketing plans and customer and supplier lists and information) and (h) other intellectual property rights.

“Retained Litigation Matters” means the actions and proceedings described on Schedule 1.1.

“Securities Act” means the Securities Act of 1933, as amended, or any similar federal law then in force.

“Shares” means, collectively, the Wholesale Shares and the J&P Shares.

“Target J&P Working Capital” means $(1,490,496).

“Target Wholesale Working Capital” means $9,410,960 plus the Inventory Reserve Adjustment Amount.

“Tax” or “Taxes” means any federal, state, local or foreign, income, gross receipts, ad valorem, franchise, profits, sales or use, transfer, registration, excise, utility, environmental, communications, real or personal property, capital stock, license, payroll, wage or other withholding, employment, social security, severance, stamp, occupation, alternative or add-on minimum, and other taxes of any kind whatsoever, whether computed on a separate or combined, unitary or consolidated basis or in any other manner, including deficiencies, penalties, additions to tax, and interest attributable thereto.

“Taxing Authority” means each national, state, provincial or local government or any governmental, administrative or regulatory authority, agency, court, commission, tribunal, body or instrumentality of any government that imposes, regulates, administers, collects or regulates the collection of Taxes in any applicable jurisdiction.

“Tax Return” means any return, declaration, report, claim for refund or information return (including any related or supporting schedules, statements or information) filed or required to be filed with a Taxing Authority.

“Treasury Regulations” means the United States Treasury Regulations promulgated pursuant to the Code.

“Unused Product Credit” means, at any date of determination, the aggregate amount of the then Unused Product Credits (as defined in the Supply Agreement).

“WARN Act” means the Worker Adjustment and Retraining Notification Act. 29 U.S.C. Sections 2101-2109 and related regulations, as amended.

“Wholesale Note” means a promissory note in the principal amount of $1,300,000.00 from the Purchaser in favor of HDOC in the form of Exhibit A.

Section 1.2 Cross Reference. The following terms are defined in the following Sections of this Agreement:

Term	Section
Agreement	Preamble
Adjusted J&P Purchase Price	Section 2.6(e)
Adjusted Wholesale Purchase Price	Section 2.6(e)
Assumed Liabilities	Section 2.2
BCDM	Preamble
Base J&P Purchase Price	Section 2.5(c)
Base Purchased Assets Purchase Price	Section 2.5(b)
Base Wholesale Purchase Price	Section 2.5(a)
Closing	Section 2.1(a)
Closing Date	Section 2.4
Closing Date A/R	Section 9.10(a)
Closing Date Balance Sheets	Section 2.6(a)
Closing Working Capital	Section 2.6(a)
Company Indemnified Parties	Section 9.6(a)
Company Income Tax Returns	Section 9.5(b)(i)
Competing Business	Section 9.7(a)
Confidential Information	Section 9.4
Consolidated Tax Returns	Section 9.5(b)(i)
Customer File	Section 3.2(y)
Customer List Agreement	Section 6.1(i)(ii)
Dispute Notice	Section 2.6(c)
Embedded Software	Section 3.2(g)(i)
Environmental Dispute Notice	Section 9.11(e)
Equipment Sublease	Section 6.2(e)
ERISA	Section 3.2(m)(i)
ERISA Affiliate	Section 3.2(m)(i)
Excess Environmental Losses	Section 8.2(a)
Excluded Assets	Section 2.1(b)
Excluded Liabilities	Section 2.3
Final J&P Closing Date Balance Sheet	Section 2.6(f)
Final J&P Working Capital	Section 2.6(g)
Final Wholesale Closing Date Balance Sheet	Section 2.6(f)
Final Wholesale Working Capital	Section 2.6(g)
Financial Statements	Section 3.2(c)
Forms	Section 9.5(j)(iii)(A)
Garden Rose	Section 9.7

Term	Section
Ground Sublease	Section 6.2(e)
Guarantors	Preamble
HDOC	Preamble
Identified Employee	Section 10.2(c)
Indemnified Party	Section 8.2(d)(i)
Indemnifying Party	Section 8.2(d)(i)
Interim Financial Statements	Section 3.2(c)
J&P	Recitals
J&P Allocation Schedule	Section 9.5(j)(ii)
J&P Operations	Preamble
J&P Shares	Recitals
J&P WC Overage	Section 2.6(e)(vi)
J&P Wholesale	Recitals
JPW Employees	Section 10.2(a)
Latest Balance Sheets	Section 3.2(c)
Latest Fiscal Year	Section 3.2(s)(i)
Maximum Remediation Costs	Section 9.11(c)
Necessary Remedial Action	Section 9.11(c)
NWC Statements	Section 2.6(a)
Owned Real Property	Section 3.2(f)(i)
Party/Parties	Preamble
Phase I	Section 9.11(a)
Phase II	Section 9.11(b)
Phase I Results	Section 9.11(a)
Phase II Results	Section 9.11(b)
Plans	Section 3.2(m)(i)
Post-Closing Straddle Period	Section 9.5(a)
Pre-Closing Straddle Period	Section 9.5(a)
Pre-Closing Tax Period	Section 8.2(a)
Privilege Period	Section 9.5(a)
Purchased Assets	Section 2.1(a)(iii)
Purchased Assets Allocation Schedule	Section 2.7
Purchaser	Preamble
Purchaser Consultant	Section 9.11(a)
Purchaser Indemnitees	Section 8.2(a)
Purchaser Obligations	Section 11.13(a)
Purchaser Parties	Section 11.13(a)
Purchaser Plans	Section 10.1(a)
Purchaser’s Auditors	Section 2.6(b)
Purchaser Tax Acts	Section 8.2(a)
Purchaser Warranty Breach	Section 8.2(b)(i)
Remediation Costs	Section 9.11(d)
Section 338(h)(10) Election	Section 9.5(j)(i)
Section 338(h)(10) Election Documents	Section 9.5(j)(i)
Seller Consultant	Section 9.11(a)

Term	Section
Sellers	Preamble
Seller Indemnitees	Section 8.2(b)
Seller Warranty Breach	Section 8.2(a)
Separate Company Income Tax Returns	Section 9.5(b)(i)(A)
Straddle Period	Section 9.5(a)
Subleases	Section 6.2(e)
Supply Agreement	Section 6.1(i)(iii)
Tax Contest	Section 9.5(h)
Terminated Employee	Section 10.2(b)
Transferred Employee	Section 10.2(b)
Transfer Taxes	Section 9.5(e)
Transition Agreement	Section 6.1(i)(i)
Unregistered Proprietary Rights	Section 3.2(g)(i)
Wholesale Allocation Schedule	Section 9.5(j)(ii)
Wholesale Shares	Recitals
Wholesale WC Overage	Section 2.6(e)(iii)

ARTICLE II

PURCHASE AND SALE

Section 2.1 Purchase and Sale of the Shares and the Purchased Assets. (a) Subject to and upon the terms and conditions of this Agreement, at the closing of the transactions contemplated by this Agreement (the “Closing”):

(i) HDOC will sell, transfer, convey, assign and deliver to the Purchaser, and the Purchaser will purchase, acquire and accept from HDOC, all of the Wholesale Shares;

(ii) BCDM will sell, transfer, convey, assign and deliver to the Purchaser, and the Purchaser will purchase, acquire and accept from BCDM, all of the J&P Shares; and

(iii) J&P Operations will sell, transfer, convey, assign and deliver to the Purchaser, and the Purchaser will purchase, acquire and accept from J&P Operations, all of the right, title and interest of J&P Operations in and to the assets described on Schedule 2.1 as and to the extent existing on the Closing Date (the “Purchased Assets”).

(b) For the avoidance of doubt, J&P Operations is not selling, transferring, conveying, assigning or delivering to the Purchaser any assets or properties other than the Purchased Assets and the Purchaser is not acquiring any right, title or interest of any Seller or any Company in any Retained Litigation Matter (collectively, the “Excluded Assets”), nor is the Purchaser acquiring any Capital Interest in J&P Operations.

(c) At the Closing, (i) HDOC will deliver to the Purchaser certificates evidencing the Wholesale Shares duly endorsed in blank or with stock powers duly endorsed by HDOC, (ii) BCDM will deliver to the Purchaser certificates evidencing the J&P Shares duly endorsed in blank or with stock powers duly executed by BCDM and (iii) J&P Operations will deliver to the Purchaser the Purchased Assets by virtue of a bill of sale or other transfer document or documents, in each case, free and clear of any Liens (other than Permitted Liens and any Liens created by the Purchaser and, in respect of the Purchased Assets, the Assumed Liabilities).

(d) For the avoidance of doubt, prior to the Closing, the Sellers will cause the Companies to distribute to or at the direction of HDOC or BCDM, as the case may be, all cash and cash equivalents of the Companies on hand as of the close of business on the day immediately preceding the Closing.

Section 2.2 Assumed Liabilities. Subject to the terms and conditions set forth in this Agreement and except as provided in Section 2.3, on the Closing Date, the Purchaser will, in respect of J&P Operations, assume and thereafter pay, perform and discharge when due all liabilities and obligations to the extent relating to the Purchased Assets and arising out of any circumstance, condition, occurrence or event to the extent, in each case, occurring on or after the Closing (collectively, the “Assumed Liabilities”).

Section 2.3 Excluded Liabilities. Except for the Assumed Liabilities, the Purchaser will not, in respect of J&P Operations, assume by virtue of the transactions contemplated by Section 2.1(a)(iii) or otherwise, and will have no liability for, any obligations or liabilities of J&P Operations of any kind, character or description whatsoever, including any liabilities and obligations of J&P Operations that relate to or arise out of any occurrence, condition, circumstance or event occurring prior to the Closing, including the Retained Litigation Matters (collectively, the “Excluded Liabilities”). J&P Operations will pay, perform and discharge in full in a timely manner all of the Excluded Liabilities in accordance with their terms.

Section 2.4 Closing. The Closing will take place at the offices of Jones Day, 222 East 41st Street, New York, NY 10017, commencing at 10:00 a.m. on the date that is not later than the third business day following the satisfaction or waiver of all conditions to the obligations of the Parties to consummate the transactions contemplated hereby (other than conditions with respect to actions the respective Parties will take at the Closing itself), or at such other place or on such other date as may be agreed to in writing by the Parties. The date and time of the Closing are herein referred to as the “Closing Date.”

Section 2.5 Base Purchase Price. (a) The aggregate purchase price to be paid by the Purchaser for the Wholesale Shares will be the sum of $11,050,000.00 and the Wholesale Note (the “Base Wholesale Purchase Price”), subject to adjustment pursuant to Section 2.6.

(b) The aggregate purchase price to be paid by the Purchaser for the Purchased Assets will be the sum of $5,610,000.00, the Operations Note and the Product Credit (the “Base Purchased Assets Purchase Price”).

(c) The aggregate purchase price to be paid by the Purchaser for the J&P Shares will be the sum of $340,000.00 and the J&P Note (the “Base J&P Purchase Price”), subject to adjustment pursuant to Section 2.6.

(d) At the Closing, the Purchaser will deliver to (i) HDOC the Base Wholesale Purchase Price, (ii) J&P Operations the Base Purchased Assets Purchase Price and (iii) BCDM the Base J&P Purchase Price.

(e) The cash comprising each of the Base Wholesale Purchase Price, the Base Purchased Assets Purchase Price and the Base J&P Purchase Price will be delivered by wire transfer of immediately available funds to one or more accounts designated by HDOC, J&P Operations and BCDM, as the case may be.

Section 2.6 Post Closing Adjustments. The Base Wholesale Purchase Price and the Base J&P Purchase Price will be subject to adjustment after the Closing Date as follows:

(a) Not later than 45 days after the Closing Date, HDOC will deliver, or cause to be delivered, to the Purchaser a balance sheet for each of the Companies as of the close of business on the day immediately preceding the Closing Date (collectively, the “Closing Date Balance Sheets”) and a statement (collectively, the “NWC Statements”) in the form set forth on Schedule 2.6(a) calculating the Net Working Capital of each of the Companies as of the close of business on the day immediately preceding the Closing Date (with respect to each Company, “Closing Working Capital”). The Closing Date Balance Sheets will fairly present the consolidated financial position of each of the Companies as at the close of business on the day immediately preceding the Closing Date and be prepared in accordance with GAAP applied consistently with each such Company’s past practice (to the extent that such past practice was in accordance with GAAP), without any adjustments applicable solely as a result of the acquisition of the Shares and the Purchased Assets by the Purchaser on the Closing Date and the distribution by any of the Companies to HDOC or BCDM, as the case may be, of all cash on hand as of the close of business on the day immediately preceding the Closing. For the avoidance of doubt and disputes, the Parties agree that, in respect of the Closing Date Balance Sheets and the NWC Statements, (i) the accounting policies, practices and procedures set forth on Schedule 2.6(a) are in accordance with GAAP and (ii) none of the Parties, their respective accountants and the Independent Accountant will have any basis whatsoever to hereafter assert, conclude or determine that any such accounting policy, practice or procedure is not in accordance with GAAP. The Closing Date Balance Sheets will be accompanied by a statement setting forth the basis for the determination of the items and values reflected on the Closing Date Balance Sheets.

(b) The Purchaser and one firm of independent certified accountants acting on behalf of the Purchaser (the “Purchaser’s Auditors”) will have the right to review the work papers of HDOC and its accountants utilized in preparing the Closing Date Balance Sheets and NWC Statements, and will have full access to the books, records, properties and personnel of the Companies for purposes of verifying the accuracy and fairness of the presentation of the Closing Date Balance Sheets and the NWC Statements. HDOC will work in good faith and consult and cooperate with the Purchaser and the Purchaser’s Auditors in (i) the preparation of the Closing Date Balance Sheets and the NWC Statements and determination of Closing Working Capital for each of the Companies, in each case, with a view to avoiding the use of the dispute resolution provisions set forth below and (ii) the resolution of any dispute in connection therewith pursuant to Section 2.6(c).

(c) The values or amounts for each item reflected on each of the Closing Date Balance Sheets and the NWC Statements and the Closing Working Capital for each of the Companies reflected thereon will be binding upon the Purchaser, unless the Purchaser gives written notice, within 30 days after receipt of the Closing Date Balance Sheets and NWC Statements, to HDOC of the Purchaser’s disagreement with any of the values or amounts shown on the Closing Date Balance Sheets or the NWC Statements or the Closing Working Capital for any of the Companies reflected thereon, specifying as to each such item in reasonable detail, the nature and extent of such disagreement (the “Dispute Notice”). If the Purchaser and HDOC are unable to resolve any such disagreement within 30 days after the date of the Dispute Notice, the disagreement will be submitted for resolution to the Independent Accountant which will resolve the matters still in dispute and adjust the Closing Date Balance Sheets and the NWC Statements and the Closing Working Capital for the applicable Companies to reflect such resolution. The Independent Accountant will make a determination in writing as soon as practicable and in any event within 30 days after its engagement, and such determination will be final and binding on the Parties. If as a result of the resolution of any disputes by agreement of the Parties or by the Independent Accountant pursuant to this Section 2.6, any amount shown in any Closing Date Balance Sheet or any NWC Statement is determined to be erroneous, such erroneous amount will be deleted from such Closing Date Balance Sheet and such NWC Statement and the correct amount will be inserted in lieu thereof.

(d) The fees and disbursements of the Purchaser’s Auditors will be paid by the Purchaser. The fees and disbursements of HDOC and its accountants incurred in the preparation of the Closing Date Balance Sheets and the NWC Statements will be borne solely by HDOC. The fees and disbursements of the Independent Accountant will be borne equally by the Purchaser, on the one hand, and HDOC, on the other hand.

(e) Immediately upon the expiration of the 30-day period for giving the Dispute Notice, if no Dispute Notice is given, or immediately upon the resolution of disputes, if any, pursuant to this Section 2.6, the Base Wholesale Purchase Price or the Base J&P Purchase Price, as applicable, will be adjusted as follows (as so adjusted, as the case may be, the “Adjusted Wholesale Purchase Price” or the “Adjusted J&P Purchase Price”):

(i) If the Final Wholesale Working Capital is less than the Target Wholesale Working Capital such deficiency and the aggregate amount of Indebtedness, if any, reflected on the Final Wholesale Closing Date Balance Sheet will reduce the aggregate amount of cash comprising the Base Wholesale Purchase Price, to obtain the Adjusted Wholesale Purchase Price;

(ii) If the Final Wholesale Working Capital is equal to the Target Wholesale Working Capital, then the aggregate amount of Indebtedness, if any, reflected on the Final Wholesale Closing Date Balance Sheet will reduce the aggregate amount of cash comprising the Base Wholesale Purchase Price, to obtain the Adjusted Wholesale Purchase Price;

(iii) If the Final Wholesale Working Capital exceeds the Target Wholesale Working Capital, such excess (the “Wholesale WC Overage”) less the aggregate amount of Indebtedness, if any, reflected on the Final Wholesale Closing Date Balance Sheet will be added to the aggregate amount of cash comprising the Base Wholesale Purchase Price, to obtain the Adjusted Wholesale Purchase Price; provided, however, that if the aggregate amount of Indebtedness reflected on the Final Wholesale Closing Date Balance Sheet exceeds the Wholesale WC Overage, such excess will reduce the aggregate amount of cash comprising the Base Wholesale Purchase Price, to obtain the Adjusted Wholesale Purchase Price;

(iv) If the Final J&P Working Capital is less than the Target J&P Working Capital, such deficiency and the aggregate amount of Indebtedness, if any, reflected on the Final J&P Closing Date Balance Sheet will reduce the aggregate amount of cash comprising the Base J&P Purchase Price, to obtain the Adjusted J&P Purchase Price;

(v) If the Final J&P Working Capital is equal to the Target J&P Working Capital, then the aggregate amount of Indebtedness, if any, reflected on the Final J&P Closing Date Balance Sheet will reduce the aggregate amount of cash comprising the Base J&P Purchase Price, to obtain the Adjusted J&P Purchase Price; and

(vi) If the Final J&P Working Capital exceeds the Target Working Capital, such excess (the “J&P WC Overage”) less the aggregate amount of Indebtedness, if any, reflected on the Final J&P Closing Date Balance Sheet will be added to the aggregate amount of cash comprising the Base J&P Purchase Price to obtain the Adjusted J&P Purchase Price; provided, however, that if the aggregate amount of Indebtedness reflected on the Final J&P Closing Date Balance Sheet exceeds the J&P WC Overage, such excess will reduce the aggregate amount of cash comprising the Base J&P Purchase Price, to obtain the Adjusted J&P Purchase Price.

(f) “Final Wholesale Closing Date Balance Sheet” and “Final J&P Closing Date Balance Sheet” means the Closing Date Balance Sheet of J&P Wholesale and the Closing Date Balance Sheet of J&P, respectively, in each case as delivered by HDOC pursuant to Section 2.6(a), if no notice of disagreement with respect thereto is duly delivered by the Purchaser pursuant to Section 2.6(c); or if a notice of disagreement is duly delivered by the Purchaser pursuant to Section 2.6(c), as agreed by the Purchaser and HDOC pursuant to Section 2.6(c), or in the absence of such agreement, as determined by the Independent Accountant pursuant to Section 2.6(c); provided, however, that in no event will the aggregate amount of Indebtedness of Wholesale or of J&P be less than HDOC’s calculation thereof set forth on the applicable Closing Date Balance Sheet delivered pursuant to Section 2.6(a) or more than the Purchaser’s calculation thereof set forth on the applicable Closing Date Balance Sheet delivered pursuant to Section 2.6(c).

(g) “Final Wholesale Working Capital” and “Final J&P Working Capital” means Closing Working Capital of J&P Wholesale and the Closing Working Capital of J&P, respectively, in each case as shown in HDOC’s calculation delivered pursuant to Section 2.6(a), if no notice of disagreement with respect thereto is duly delivered by the Purchaser pursuant to Section 2.6(c); or if a notice of disagreement is duly delivered by the Purchaser pursuant to Section 2.6(c), as agreed by the Purchaser and HDOC pursuant to Section 2.6(c), or in the absence of such agreement, as shown in the Independent Accountant’s calculation delivered pursuant to Section 2.6(c); provided, however, that in no event will the Final Wholesale Working Capital or Final J&P Working Capital be more than HDOC’s calculation of Closing Working Capital of J&P Wholesale or J&P, as the case may be, delivered pursuant to Section 2.6(a) or less than the Purchaser’s calculation of Closing Working Capital of J&P Wholesale or J&P, as the case may be, delivered pursuant to Section 2.6(a).

(h) Payment of Adjustment to Base Purchase Price. Within five Business Days after any adjustment required under Section 2.6(e), (x) the Purchaser will pay to HDOC the amount by which the aggregate amount of cash comprising the Base Wholesale Price is increased pursuant to Section 2.6(e)(iii) and to BCDM the amount by which the Base J&P Purchase Price is increased pursuant to Section 2.6(e)(vi), (y) HDOC will pay to the Purchaser the amount by which the aggregate amount of cash comprising the Base Wholesale Purchase Price is reduced pursuant to Section 2.6(e)(i), Section 2.6(e)(ii) or Section 2.6(e)(iii) or (z) BCDM will pay to the Purchaser the amount by which the aggregate amount of cash comprising the Base J&P Purchase Price is reduced pursuant to Section 2.6(e)(iv), Section 2.6(e)(v) or Section 2.6(e)(vi), in each case, together with an amount equal to the equivalent of interest thereon at a rate equal to the rate announced from time to time by Bank of America as its base rate (i.e., prime rate) during the period from the Closing Date to the date of the payment required by this Section 2.6(h), calculated on the basis of a 365-day year and the actual number of days elapsed. Any such payment will be made by wire transfer of immediately available funds to a bank account designated in writing by HDOC, BCDM or the Purchaser, as the case may be, no later than one Business Day prior to the payment date.

Section 2.7 Allocation of Base Purchased Assets Purchase Price. The Base Purchased Assets Purchase Price plus the Assumed Liabilities included in amount realized for income Tax purposes will be allocated to the Purchased Assets in a manner consistent with their fair market values as of the Closing Date as set forth on a schedule to be jointly prepared and agreed upon by the Purchaser and HDOC within 60 days after the Closing Date (the “Purchased Assets Allocation Schedule”). The Purchased Assets Allocation Schedule will also set forth an allocation of the cash portion of the Base Purchased Assets Purchase Price and the principal amount of the Operations Note among the Purchased Assets. Each of the Parties will not, and will not permit any of its Affiliates to, take a position (except as required pursuant to any final, non-appealable order, judgment, injunction or decree of any domestic or foreign governmental or regulatory authority, including any department, commission, board, bureau, agency or instrumentality of such authority, or any court or tribunal) on any Tax Return, before any governmental authority or in any judicial proceeding, that is in any way inconsistent with the values set forth on the Purchased Assets Allocation Schedule.

ARTICLE III

REPRESENTATIONS AND WARRANTIES

OF HDOC AND BCDM

HDOC and BCDM, jointly and severally, represent and warrant to the Purchaser as follows:

Section 3.1 Representations Regarding the Sale of the Shares and Purchased Assets.

(a) Title to Shares and Purchased Assets. HDOC holds of record and beneficially owns, or will immediately prior to the Closing hold of record and beneficially own, the Wholesale Shares, free and clear of all Liens. BCDM holds of record and beneficially owns, or will immediately prior to the Closing hold of record and beneficially own, the J&P Shares, free and clear of all Liens.

(b) Authorization of Transaction. Each Seller has all requisite power and authority to execute and deliver this Agreement and the Ancillary Agreements to which it is a party and to consummate the transactions contemplated hereby and thereby. The board of directors of each Seller has duly approved this Agreement and the Ancillary Agreements to which it is a party and has duly authorized the execution and delivery of this Agreement and the

Ancillary Agreements to which it is a party and the consummation of the transactions contemplated hereby and thereby. No other corporate or other proceedings on the part of any Seller is necessary to approve and authorize the execution and delivery of this Agreement and the Ancillary Agreements to which it is a party by such Seller and the consummation by such Seller of the transactions contemplated hereby and thereby. Each of this Agreement and the Ancillary Agreements to which it is a party has been duly executed and delivered by each Seller and constitutes the valid and binding agreement of such Seller, enforceable against such Seller in accordance with its terms, except as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors’ rights, and as limited by general principles of equity that restrict the availability of equitable remedies.

(c) Absence of Conflicts. Except as set forth in Schedule 3.1(c), the execution, delivery and performance by each Seller of this Agreement and the Ancillary Agreements to which it is a party and the consummation of the transactions contemplated hereby and thereby do not and will not (a) conflict with or result in any breach of any of the terms, conditions or provisions of, (b) constitute a default under, (c) result in a violation of, (d) give any third party the right to modify, terminate, or accelerate any obligation under, (e) result in the creation of any Lien upon the Wholesale Shares or the J&P Shares or the Purchased Assets under or (f) require any authorization, consent, approval, exemption or other action by or notice or declaration to, or filing with, any third party, court or administrative or other governmental body or agency under, the provisions of the certificate of incorporation or bylaws of such Seller or any Company or any indenture, mortgage, lease, loan agreement, or other material agreement or instrument to which such Seller or any Company is bound or affected, or any law, statute, rule, or regulation to which Seller or such Company is subject or any judgment, order or decree to which such Seller or such Company is subject.

(d) Brokerage. Except as set forth on Schedule 3.1(d), there are no brokerage commissions, finders’ fees or similar compensation due in connection with the transactions contemplated by this Agreement or any Ancillary Agreement based on any arrangement or agreement made by or on behalf of any Seller.

Section 3.2 Representations Regarding the Companies and the Purchased Assets.

(a) Organization.

(i) Schedule 3.2(a)(i) contains a complete and accurate list for each Company of its name, jurisdiction of organization and other jurisdictions in which it is authorized to do business. Except as set forth on Schedule 3.2(a)(i), none of the Companies owns or holds the right to acquire any Capital Interests in any other Person.

(ii) Each of the Companies is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of organization, with full power and authority to conduct its business as it is now being conducted, to own or use the properties and assets that it purports to own or use, and to perform all its obligations under the contracts to which it is party. Each of the Companies is duly qualified to do business as a foreign organization and is in good standing under the laws of each state or other jurisdiction in which either the ownership or use of the properties owned or used by it, or the nature of the activities conducted by it, requires such qualification.

(iii) HDOC has made available to the Purchaser correct and complete copies of the certificate of incorporation and by-laws of each Company, which documents reflect all amendments made thereto at any time on or before the date hereof. Correct and complete copies of the minute books containing the records of meetings of the stockholders and board of directors, the stock certificate books and the stock record books of each Company have been made available to the Purchaser. None of the Companies is in default under or in violation of any provision of its certificate of incorporation or by-laws.

(b) Capitalization. In respect of J&P, there are 3,000 shares and 1,000 shares of common stock, par value $100 per share, authorized and outstanding, respectively. In respect of J&P Wholesale, there are 1,000 shares of common stock, par value $0.01 per share, authorized and outstanding. HDOC owns all 1,000 issued and outstanding Wholesale Shares. BCDM owns all 1,000 issued and outstanding J&P Shares. Except as set forth on Schedule 3.2(b), there are no outstanding or authorized options, warrants, rights, contracts, calls, puts, rights to subscribe, conversion rights or other agreements or commitments to which any Company is a party or which are binding upon any such Company providing for the issuance, disposition or acquisition of any Capital Interest of such Company (other than this Agreement). There are no outstanding or authorized stock appreciation, phantom stock or similar rights with respect to any Company. There are no voting trusts, proxies or any other agreements or understandings with respect to the voting of the Shares. None of the Companies is subject to any obligation (contingent or otherwise) to repurchase or otherwise acquire or retire any shares of the Shares.

(c) Financial Statements and Related Matters. Attached hereto as Schedule 3.2(c) are (i) the unaudited consolidated balance sheets of each of the Companies as of June 24, 2006 and the related unaudited consolidated statements of operations and cash flows for the 12-month period then ended and (ii) the unaudited consolidated balance sheets of each of the Companies as of December 30, 2006 (collectively, the “Latest Balance Sheets”), and the related unaudited consolidated statements of operations and cash flows for the six-month period then ended (the “Interim Financial Statements” and collectively with the financial statements referred to in clause (i) of this sentence, the “Financial

Statements”). Each of the Financial Statements presents fairly in all material respects the financial condition and results of operations and cash flows of the Company to which such Financial Statements relate on a consolidated basis as of the times and for the periods referred to therein, and has been prepared in accordance with GAAP subject only to the absence of footnote disclosure and, in the case of the Interim Financial Statements, year-end adjustments, none of which such adjustments, when taken as a whole, would be material.

(d) Absence of Undisclosed Liabilities. Except for (i) obligations under contracts or commitments described on Schedule 3.2(j)(i) or under contracts and commitments which are not required to be disclosed thereon (but not liabilities for breaches thereof), (ii) liabilities reflected on the applicable Latest Balance Sheet, (iii) liabilities which have arisen after the date of the applicable Latest Balance Sheet in the Ordinary Course of Business or otherwise pursuant to the terms and conditions of this Agreement (none of which is a liability for breach of contract, breach of warranty, tort or infringement or a written claim or lawsuit, an environmental liability or violation of law), and (iv) liabilities disclosed as such elsewhere in this Agreement or the Schedules, none of the Companies has any obligations or liabilities (whether accrued, absolute, contingent, unliquidated, or otherwise, whether or not known, whether due or to become due, and regardless of when asserted) (x) required by GAAP to be recorded on a balance sheet arising out of or relating to the operation of such Company at or before the Closing or (y) arising from the employment of any employee of any of the Companies prior to the Closing Date. Except as set forth on Schedule 3.2(d), none of the Companies has any Off Balance Sheet Liability.

(e) Absence of Certain Developments. Except as set forth on Schedule 3.2(e) and except as otherwise expressly contemplated by this Agreement, since June 24, 2006, none of the Companies has:

(i) suffered (A) any change that has had or could reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect or (B) any theft, damage, destruction or casualty loss in excess of $100,000 to its assets, whether or not covered by insurance or (C) any substantial destruction of books and records;

(ii) mortgaged, pledged or subjected any portion of its properties or assets to any Lien (other than Permitted Liens);

(iii) sold, leased, assigned or transferred (including transfers to any Seller, any Affiliate of any Seller or any Affiliate of an officer or director of any Seller) a portion of its tangible assets outside the Ordinary Course of Business, or canceled without fair consideration any material debts or written claims owing to or held by it;

(iv) sold, assigned, licensed or transferred (including transfers to any Seller, any Affiliate of any Seller or any Affiliate of an officer or director of any Seller) any material Proprietary Rights owned by, issued to, or licensed to any Company or disclosed any material confidential information (other than in connection with the Purchaser’s or its representatives’ due diligence review or pursuant to agreements requiring the recipient to maintain the confidentiality of and preserving all rights of such Company in such confidential information);

(v) entered into, amended or terminated any material lease, contract, agreement or commitment, or taken any other material action or entered into any other material transaction other than in the Ordinary Course of Business;

(vi) paid or increased any bonuses, salaries or other compensation to any stockholder, director, officer or (except in the Ordinary Course of Business) employee or entered into any written employment, severance, change in control or similar contract or agreement with any director, officer or employee (except standard policies executed by substantially all employees of such Company);

(vii) except for the distribution of all cash on hand to HDOC or BCDM prior to the Closing as contemplated by Section 2.1(d), conducted its cash management customs and practices other than in the Ordinary Course of Business (including with respect to collection of accounts receivable, purchases of supplies, repairs and maintenance, payment of accounts payable and accrued expenses, levels of capital expenditures and operation of cash management practices generally);

(viii) made any capital expenditures or commitments for capital expenditures except in the Ordinary Course of Business;

(ix) issued, sold or transferred any notes, bonds or other debt securities, any shares of capital stock or other equity securities, any securities convertible, exchangeable or exercisable into shares of capital stock or other equity securities or any warrants, options or other rights to acquire shares of capital stock or other equity securities or granted any stock appreciation, phantom stock or other similar rights;

(x) borrowed any material amount or incurred or become subject to any material liabilities, except liabilities incurred in the Ordinary Course of Business;

(xi) discharged or satisfied any Lien or paid any material obligation or liability, other than liabilities paid in the Ordinary Course of Business;

(xii) made any loans or advances to, or guarantees for the benefit of, any Person, except for advances to employees in the Ordinary Course of Business;

(xiii) changed or authorized any change in its certificate of incorporation or by-laws;

(xiv) except for the distribution of all cash on hand to HDOC or BCDM prior to the Closing as contemplated by Section 2.1(d), declared, paid, made or otherwise effectuated any dividends or distributions, redemptions, equity repurchases or other transactions involving any shares of capital stock or rights to control the same;

(xv) made a material change in its accounting methods;

(xvi) agreed to a material increase in the coverage or benefits available under any severance pay, termination pay, vacation pay, company awards, salary continuation for disability, sick leave, deferred compensation, insurance, pension or other employee benefit plan;

(xvii) except for the distribution of all cash on hand to HDOC or BCDM prior to the Closing as contemplated by Section 2.1(d) or with respect to expenses incurred in connection with the transactions contemplated by this Agreement, made or committed to make any material payments or other transfers in connection with, or in contemplation of, the transactions contemplated by this Agreement;

(xviii) established, amended or contributed to any pension, retirement, profit sharing, stock bonus, multi-employer or other benefit plan covering any of the current or former employees of any Company, except as required by law or related authority or in accordance with past practice; or

(xix) terminated (other than due to expiration), entered into any new, modified or amended to the detriment of any Company any existing, material License to which such Company is bound.

(f) Real Property.

(i) Except as set forth on Schedule 3.2(f)(i), none of the Companies owns in fee simple any real property (the “Owned Real Property”). Except for Permitted Liens, the Owned Real Property is free and clear of all Liens. Except as otherwise disclosed on Schedule 3.2(f)(i), there are no leases, subleases, licenses, concessions or other agreements, written or oral, entered into by any Company or granting to any Person the right of use or occupancy of all or any portion of the Owned Real Property. Except as set forth on Schedule 3.2(f)(i), no portion of the Owned Real Property is subject to any material (i) pending or, to the Knowledge of HDOC, threatened condemnation proceeding or other proceeding by any governmental body or (ii) reversionary rights or purchase options in favor of third parties.

(ii) The Owned Real Property identified on Schedule 3.2(f)(i) comprises all of the real property used or currently intended to be used in the business of the Companies; and none of the Companies is a party to any agreement or option to purchase or lease any real property or interest therein.

(g) Proprietary Rights.

(i) Schedule 3.2(g) contains a complete and accurate list of all registered Proprietary Rights owned or registered by the Companies and all applications for the registration of other Proprietary Rights filed by any Company (in each case, specifying whether the item listed is licensed from a third party or owned by such Company and identifying such third party). Schedule 3.2(g) also contains a complete and accurate list of all material unregistered (i) trade names, trademarks and service marks owned by any Company (collectively, the “Unregistered Proprietary Rights”); and (ii) computer software owned and/or used by any Company, other than commercially available “off-the-shelf” software or third party software used to control, monitor or assist the operation of machinery or equipment (“Embedded Software”). HDOC has made available to the Purchaser correct and complete copies of all documents of the type referenced in Section 3.2(j)(i)(J).

(ii) Except as set forth on Schedule 3.2(g), (A) each Company owns and possesses, free and clear of all Liens (except Permitted Liens), all right, title and interest in and to, or has the right to use, all Proprietary Rights used in or necessary for the operation of the business of such Company as currently conducted; (B) none of the Companies has received any written notice of any invalidity, material infringement or misappropriation from any third party with respect to any Proprietary Rights of such Company or of any third party; (C) to the Knowledge of HDOC, none of the Companies has materially interfered with, infringed upon, misappropriated, or otherwise come into conflict with any Proprietary Rights of any third parties, provided that no representation is made in this clause as to Proprietary Rights consisting of any “off-the-shelf” software or Embedded Software; (D) to the Knowledge of HDOC, no third party has materially interfered with, infringed upon, misappropriated or otherwise come into conflict with, any Proprietary Rights of any Company, provided that no representation is made in this clause as to Proprietary Rights consisting of any “off-the-shelf” software or Embedded Software; and (E) following the Closing Date, the Companies will be entitled to exercise all of their respective material rights with respect to any licenses or other agreements relating to Proprietary Rights used in their respective businesses to the same extent that any Company would have been able to do so under such licenses or other agreements had the transactions contemplated by this Agreement not occurred, and without the payment of any additional amounts or consideration other than ongoing fees, royalties or payments that such Company would otherwise be required to pay.

(h) Assets; No Liens; No Indebtedness.

(i) Except as set forth on Schedule 3.2(h), each of the Companies has, or immediately prior to the Closing will have, title to, or valid license of, or right to use, free and clear of all Liens other than Permitted Liens and contract rights of third parties and/or licensors, all of the properties and assets (whether real, personal or mixed and whether tangible or intangible) which are shown on the applicable Latest Balance Sheet, were acquired thereafter, are located at the premises identified on Schedule 3.2(f) or are used by such Company, except for personal property and assets sold since the date of the applicable Latest Balance Sheet in the Ordinary Course of Business. Except as set forth on Schedule 3.2(h), J&P Operations has, or immediately prior to the Closing will have, title to, or valid license of, or right to use, free and clear of all Liens other than Permitted Liens and contract rights of third parties and/or licensors, all of the Purchased Assets.

(ii) The buildings, improvements, fixtures, machinery, equipment, personal properties, vehicles and other tangible assets of each Company located upon or used in connection with the premises identified on Schedule 3.2(f) or included in the Purchased Assets have been operated in conformity in all material respects with all Applicable Laws, are in good condition and repair, reasonable wear and tear excepted, consistent with age, and are usable in the Ordinary Course of Business. Each of the Companies owns or leases under valid leases all buildings, machinery, equipment and other tangible assets used by it in the Ordinary Course of Business.

(iii) Except as set forth on Schedule 3.2(h)(iii), none of the Companies has any Indebtedness.

(i) Taxes. Except as set forth on Schedule 3.2(i);

(i) Each of the Companies has timely filed (taking into account any applicable extensions of time to file) all Tax Returns that it was required to file under Applicable Laws. All such Tax Returns (to the extent they relate to the amount of Taxes shown as payable on such Tax Returns) were correct and complete in all material respects. All Taxes owed by any Company (whether or not shown or required to be shown on any Tax Return) have been paid. There are no Liens for Taxes (other than Taxes not yet due and payable) upon any of the assets of any Company.

(ii) Each of the Companies has withheld and paid all Taxes required to have been withheld and paid in connection with any amounts paid or owing to any employee, independent contractor, creditor, stockholder or other third party.

(iii) None of the Companies has waived any statute of limitations in respect of Taxes that has not yet expired or agreed to any extension of time with respect to a Tax assessment or deficiency that has not yet expired.

(iv) None of the Companies (A) is a party to or bound by any Tax allocation, sharing or similar agreement that will remain outstanding after the Closing or (B) has any liability for the Taxes of any Person (other than with respect to itself) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign law), as a transferee or successor or by contract.

(v) None of Companies has distributed any Capital Interest of another Person or has had its Capital Interests distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Section 355 of the Code.

(vi) No written claim has ever been made by a Taxing Authority in a jurisdiction where any Company does not file Tax Returns that such Company is or may be subject to taxation in such jurisdiction that has not yet been resolved.

(vii) None of the Companies has participated or engaged in any “reportable transaction” within the meaning of United States Treasury Regulations Section 1.6011-4 if such participation or engagement could result in the imposition of a penalty on such Company.

(j) Contracts and Commitments.

(i) Except as expressly contemplated by this Agreement or as set forth on Schedule 3.2(j)(i), none of the Companies is a party to or bound by, any written or oral:

(A) pension, profit sharing, stock option, employee stock purchase or other plan or arrangement providing for deferred or other compensation to employees or any other employee benefit plan or arrangement, or any collective bargaining agreement or any other contract with any labor union, or severance agreements, programs, policies or arrangements;

(B) contract with any Affiliate, officer or director of any Company or any Affiliate of any such officer or director;

(C) contract (other than a contract relating solely to confidentiality, work-for-hire or the like) for the employment of any officer, employee or other Person on a full-time, part-time, consulting or other basis providing annual compensation in excess of $100,000 or contract relating to loans to officers, directors or Affiliates of any Company or Affiliate of any such officer or director;

(D) contract to loan money or extend credit to any Person, other than trade credit extended in the Ordinary Course of Business;

(E) agreement or indenture relating to borrowed money or the mortgaging, pledging or otherwise placing a Lien on any asset or group of assets of any Company;

(F) guaranty of any obligation;

(G) lease or agreement, including capitalized leases, under which any Company is the lessee of or holds or operates any real or personal property owned by any other party, except for any lease or agreement for personal property under which the aggregate annual payments do not exceed $100,000;

(H) lease or agreement under which any Company is the lessor of or permits any third party to hold or operate any property, real or personal, owned or controlled by such Company;

(I) contract or group of related contracts (excluding purchase orders and supply arrangements issued or received in the Ordinary Course of Business) with the same party or group of affiliated parties, the performance of which involves consideration in excess of $100,000 annually;

(J) assignment, license, indemnification, joint ownership or other agreement with respect to the intangible property (including any Proprietary Rights) of any Company or of any third party;

(K) distribution, vendor, dealership franchise or service agreement or contract relating to the distribution, marketing or sale of its products or services (excluding purchase orders);

(L) agreement with a remaining term of more than six months, which is not terminable by either any Company upon less than 60 days’ notice without penalty or which involves more than $100,000 annually (except as contemplated by other items in this Section 3.2(j)(i));

(M) contract or agreement prohibiting it from freely engaging in any business or competing anywhere in the world;

(N) warranty agreement with respect to products sold or services rendered (excluding purchase orders);

(O) agreements relating to ownership of or investments in Capital Interests of any Person (including investments in joint ventures and minority equity investments);

(P) contracts under which any Company is obligated to indemnify any Person other than agreements entered into in the Ordinary Course of Business;

(Q) contracts relating to the settlement or compromise of any actions, proceedings or investigations disclosed on Schedule 3.2(k);

(R) contracts relating to the acquisition, sale, disposition or transfer of all or any substantial portion of the assets or stock of any Company or any other Person (whether by way of merger or otherwise) other than in the Ordinary Course of Business; or

(S) agreements relating to the subcontracting to another Person of any Company’s obligations under any agreement listed on Schedule 3.2(j)(i).

(ii) Each of the contracts, agreements and instruments set forth on or required to be set forth on Schedule 3.2(j)(i) is valid, binding and enforceable against the applicable Company or Companies, and, to the Knowledge of HDOC, the other parties thereto, in accordance with its terms, except as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors’ rights and as limited by general principles of equity that restrict the availability of equitable remedies. Other than customer product liability or warranty claims made in the Ordinary Course of Business, to the Knowledge of HDOC, each Company has performed all material obligations required to be performed by it under each of such contracts, agreements and instruments; none of the Companies is in material default under or in material breach of or in receipt of any written claim of default or breach under any such contract, agreement or instrument; and no event has occurred which with the passage of time or the giving of notice or both would result in a material default, material breach or event of material noncompliance by any Company, or, to the Knowledge of HDOC, any other party, under any such contract, agreement or instrument. Except as set forth on Schedule 3.2(j)(ii), with respect to each contract, agreement or instrument required to be set forth on Schedule 3.2(j)(i): (A) the acquisition of the Shares as contemplated under this Agreement will not result in a material breach of or default by the applicable Company under any such contract, agreement or instrument, or otherwise cause such contract, agreement or instrument to cease to be legal, valid, binding, enforceable and in full force and effect against the third party thereto on identical terms following the Closing; (B) none of HDOC and the Companies has received written notice of the intention of any party to such contract, agreement or instrument to cancel, terminate or renegotiate any such contract, agreement or instrument; and (C) to HDOC’s knowledge, there has not been any material breach or anticipated material breach by any other party to such contract, agreement or instrument.

(iii) Except as expressly contemplated by this Agreement or as set forth on Schedule 3.2(j)(iii), there are no agreements, written or oral, relating to the Purchased Assets.

(iv) HDOC has provided or made available to the Purchaser a true and correct copy of all written contracts which are required to be disclosed on Schedule 3.2(j)(i) or Schedule 3.2(j)(iii), in each case together with all amendments, waivers or other changes thereto. Schedule 3.2(j)(i) and Schedule 3.2(j)(iii) contain an accurate description of all material terms of all oral contracts referred to therein.

(k) Litigation; Proceedings. Schedule 3.2(k) sets forth all suits, orders, judgments or decrees, actions, proceedings or investigations against any Company or the Purchased Assets of which HDOC is aware as of the date hereof. Except as set forth on Schedule 3.2(k), there are no material suits, orders, judgments or decrees, actions, proceedings or investigations, pending or, to the Knowledge of HDOC, threatened against any Company or the Purchased Assets (or against any of their respective officers, directors, agents, or employees (in each case, in their capacity as such)) at law or in equity, or before or by any federal, state, municipal, or other governmental department, commission, board, bureau, agency or instrumentality, domestic or foreign. Except as set forth on Schedule 3.2(k), none of the Companies and the Purchased Assets is subject to any outstanding order, judgment, or decree issued by any court or quasi-judicial or administrative agency of any federal, state, local or foreign jurisdiction or any arbitrator. Schedule 3.2(k) sets forth accurately and completely the following information with respect to each matter listed thereon: the name of and parties to the proceeding, the date of the commencement of the proceeding, the status of the proceeding, a brief statement of the nature of the claim and the amount being claimed and/or the nature of other relief sought. There is no written claim, suit, action, proceeding or governmental investigation pending or, to the Knowledge of HDOC, threatened against any of the Sellers or the Companies or the Purchased Assets, by or before any court, governmental or regulatory authority or by any third party which challenges the validity of this Agreement or which would be reasonably likely to materially and adversely affect or restrict the Sellers’ ability to consummate the transactions contemplated hereby. Except as set forth on Schedule 3.2(k), none of the Companies is engaged in any action, proceeding or investigation seeking to enjoin or restrain the activities of any other Person, for declaratory relief or to recover monies due it for damages sustained by it.

(l) Labor and Employment Matters. Except as set forth on Schedule 3.2(l): (A) to the Knowledge of HDOC, no key executive employee and no group of employees or independent contractors of any Company has any plans to terminate his, her or their employment or relationship with such Company; (B) each of the Companies has complied in all material respects with all Applicable Laws relating to the employment of personnel and labor; (C) there are no material formal or informal employment related controversies, cases, grievances, claims, charges or proceedings pending or, to the Knowledge of HDOC, threatened, including claims of unfair labor practices, discrimination or failure to pay wages; (D) none of the Companies is party to or bound by any collective bargaining agreement or any other contract or agreement with any labor organization; (E) there are no negotiations pending between any Company, on the one hand, and any labor union, on the other hand, regarding terms for a collective bargaining agreement or other union contract; (F) there are no ongoing or, to the knowledge of HDOC, threatened strikes, slow downs, work stoppages, lockouts or other similar labor relations problems with respect to employees of any Company; (G) none of the Companies is party to any settlement agreement, consent decree or other agreement containing continuing compliance or reporting obligations entered into to resolve any labor or employment matter; (H) no labor organization or group of employees of any Company has made a pending demand for recognition; and (I) there have not been any strikes, work stoppages, slowdowns, pickets, lockouts, walkouts, material arbitrations, material grievances, unfair labor practice charges or other material labor disputes pending or involving any Company or, to the Knowledge of HDOC, threatened against any Company, and to the Knowledge of HDOC, there are no facts or circumstances which could form the basis for any of the foregoing. None of the Companies has implemented any “plant closing” or “mass layoff” of employees that would reasonably be expected to require notification under the WARN Act or any similar state or local law or regulation and no such “plant closing” or “mass layoff” will be implemented before the Closing Date without advance notification to and approval of the Purchaser, and there has been no “employment loss” as defined by the WARN Act within the 90 days prior to the Closing Date. There are no material actions, proceedings or investigations against any Company pending or, to the Knowledge of HDOC, threatened to be brought or filed with any public authority, governmental body, arbitrator or court based on. arising out of, in connection with, or otherwise relating to the employment or termination of employment or services by any Company of any individual, and to the Knowledge of HDOC, there are no facts or circumstances which could form the basis for any of the foregoing.

(m) Employee Benefit Plans.

(i) Schedule 3.2(m)(i) sets forth a complete and accurate list of each material “employee benefit plan” (as defined under Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)) and each material bonus, retirement, vacation, health, life or other employee insurance, Section 125 cafeteria plan or flexible benefit arrangement, sick leave, hospitalization, or severance plan, arrangement, agreement or program, and fringe benefit plan, arrangement, agreement or program, that (A) benefits or covers any employee of the Companies and (B) is sponsored, maintained or contributed to by any Company or any entity which together with such Company would be deemed a single employer within the meaning of Sections 414(b), (c) or (m) of the Code or Section 4001 of ERISA (“ERISA Affiliate”) or with respect to which such Company or any ERISA Affiliate has any material liability (collectively, the “Plans”).

(ii) Except as set forth on Schedule 3.2(m)(ii), each Plan has been maintained, operated, and administered in all material respects in accordance with its terms and the applicable provisions of ERISA and the Code, and all other Applicable Laws. No action, suit or claim with respect to a Plan maintained by any Company or any ERISA Affiliate (other than routine claims for benefits) is pending or, to the Knowledge of HDOC, threatened which could result in or subject such Company to any material liability. There are no audits, investigations or examinations pending with respect to any Plan maintained by any Company or any ERISA Affiliate by the Internal Revenue Service, the United States Department of Labor, the Pension Benefit Guaranty Corporation or any other governmental agency and, to the Knowledge of HDOC, no such audit, investigation or examination is threatened.

(iii) Except as set forth on Schedule 3.2(m)(iii), none of the execution and delivery of this Agreement will, with respect to the employees of the Companies, (A) result in a material payment becoming due from any Company under any Plan; (B) materially increase any benefit otherwise payable under any Plan; or (C) accelerate the time of payment or vesting, or materially increase the amount of, any compensation due to any employee of any Company.

(n) Officers and Directors; Bank Accounts. Schedule 3.2(n) lists all officers and directors of each Company and all bank accounts, safety deposit boxes and lock boxes (designating each authorized signatory with respect thereto) for each Company.

(o) Affiliate Transactions. Except as disclosed on Schedule 3.2(o) (which discloses all material terms of any such oral arrangement), no Affiliate of any Company and no Affiliate of any officer, director, manager or equityholder of any Company is a party to any agreement, contract, commitment or transaction with any Company or which pertains to the business of any Company or has any interest in any property, real or personal or mixed, tangible or intangible, used in or pertaining to the business of any Company.

(p) Governmental Licenses and Permits. Schedule 3.2(p) contains a complete listing of all material Licenses owned or possessed by each Company or used by any Company in the conduct of its business. Each Company owns or possesses all material water rights (together with sufficient quantity of water) necessary to operate its business as currently operated, or has all requisite Licenses or contracts to do so. Except as indicated on Schedule 3.2(p), each Company owns or possesses such rights in and to all material Licenses which are necessary to conduct such Company’s business as presently conducted. No loss or expiration of any License is pending or, to HDOC’s knowledge, threatened, other than expiration in accordance with the terms thereof. None of the Companies has received any written notice of any alleged material violation of any License.

(q) Compliance with Laws. Except as set forth on Schedule 3.2(q), each of the Companies and their respective officers, directors, agents and employees (in their capacity as such) have complied in all material respects with and are in material compliance with all Applicable Laws which are applicable to the business, business practices or any owned or leased properties of such Company and to which such Company may be subject, and no written claims have been filed against any Company alleging a material violation of any such Applicable Law, and none of the Companies and the Sellers has received written notice of any such material violation.

(r) Environmental Matters. Since June 17, 2004, except as set forth on Schedule 3.2(r):

(i) Each of the Companies is and has been in material compliance with all applicable Environmental and Safety Requirements, and has obtained all material Licenses required for the operation of such Company’s respective business and the occupancy of such Company’s properties or facilities pursuant to applicable Environmental and Safety Requirements, and is in material compliance with such Licenses. A list of such Licenses material to each of the Companies is set forth on Schedule 3.2(r).

(ii) None of the Companies and the Sellers has received written notice from any Governmental Authority alleging that any such Company or any of its respective properties or facilities is not in compliance with applicable Environmental and Safety Requirements.

(iii) Without limiting the generality of the foregoing, to the Knowledge of HDOC, no facts, events, or conditions relating to the present or former properties or facilities of, or past or present operation of the business of, any Company since June 17, 2004, would reasonably be likely to give rise to any material corrective, investigatory, or remedial obligations pursuant to Environmental and Safety Requirements, or give rise to any other material liabilities pursuant to Environmental and Safety Requirements, including those liabilities relating to onsite or offsite Releases or threatened Releases of Hazardous Substances.

(iv) There have been no written environmental audits, studies, reports, analyses or results of investigations conducted within the past five years by any Seller or any Company in respect of any property currently owned or leased by any Company that have not been delivered or made available to the Purchaser prior to the date hereof.

(s) Agreements With Customers and Suppliers.

(i) Set forth on Schedule 3.2(s)(i) is a list of the 10 largest customer accounts of J&P Wholesale based on aggregate revenue attributable to each such account (but excluding accounts between the Companies), during the fiscal year ended June 24, 2006 (the “Latest Fiscal Year”), together with the aggregate amount of revenues attributable to such customer account for such period.

(ii) With respect to the customers listed on Schedule 3.2(s)(i) for the Latest Fiscal Year, none of the Companies has received any verbal or written notice that such customer (A) intends to terminate or materially reduce its purchases from such Company or materially alter the terms of such purchases, whether by reason of the consummation of the transactions contemplated hereby or otherwise, or (B) will imminently (1) be subject to the initiation of any bankruptcy, insolvency, moratorium, receivership or reorganization by or against such customer or (2) generally assign its assets for the benefit of its creditors.

(iii) With respect to the five largest suppliers of the Companies, taken together, for the Latest Fiscal Year (based upon aggregate payments by the Companies to such suppliers, but excluding accounts between the Companies), none of the Companies has received any written notice that such supplier intends to discontinue or materially diminish its relationship as a supplier to such Company, or materially alter the terms of such relationship, whether by reason of the consummation of the transactions contemplated hereby or otherwise.

(t) Product Warranties; Warranty Claims. Attached hereto as Schedule 3.2(t) are true, complete and accurate copies of the standard forms of product warranty or guaranty issued directly by any Company with respect to the products and services of such Company. Except as set forth on Schedule 3.2(t), there are no material existing or, to the Knowledge of HDOC, threatened claims against any Company that any of their goods are defective, whether by reason of design, manufacture or otherwise, or that the goods produced or services manufactured, sold or provided by such Company fail to meet any product or service warranties of any applicable standard or the specifications of any foreign, federal, state or local authority which involve or, to the Knowledge of HDOC, could reasonably be expected to involve a material cost to any Company. Since June 17, 2004, none of the Companies has issued any recalls of products manufactured by it.

(u) Inventory. The inventory of each of the Companies consists of raw materials and supplies, manufactured and purchased parts, goods in process, and finished goods which are usable in such Company’s Ordinary Course of Business. The value at which such Inventory is reflected on the applicable Latest Balance Sheet and the reserves for inventory write down set forth thereon reflect the Company’s normal inventory valuation policies in accordance with GAAP applied in a manner consistent with the accounting principles applied in the preparation of the Financial Statements (except for (i) normal year end adjustments and (ii) the omission of footnote and other presentation items required by GAAP) and in accordance with the past custom and practice of such Company.

(v) Notes and Accounts Receivable. All of the notes and accounts receivable of each of the Companies have arisen from bona fide transactions by each of such Companies in the Ordinary Course of Business. The reserve for bad debt set forth on the applicable Latest Balance Sheet reflects such Company’s normal accounts receivable valuation policies in accordance with GAAP applied in a manner consistent with the accounting principles applied in the preparation of the Financial Statements (except for (i) normal year-end adjustments and (ii) the omission of footnote and other presentation items required by GAAP) and in accordance with the past custom and practice of such Company. Subject to Section 9.10(a), the notes and accounts receivable of the Companies set forth on the applicable Latest Balance Sheet shall be collectible within 180 days after their respective due dates, subject, in the aggregate, to the reserve for bad debt set forth on the applicable Latest Balance Sheet. Notwithstanding the immediately preceding sentence, if the Purchaser modifies or alters, or causes to be modified or altered, the payment terms (including as a result of any settlement) of any account or note receivable of any Company existing as of the Closing or otherwise adversely affects, or causes to be adversely affected, such Company’s right or ability to collect the remaining balance of such account receivable in full in any material respect, then such account or note receivable will be deemed, for the purpose of the immediately preceding sentence, to have been collected in full.

(w) No Guarantees. None of the Companies is a guarantor or otherwise secondarily liable for any material liability or obligation (including Indebtedness) of any Person.

(x) Corporate Books and Records. The books of account, minute books, stock record books and other records of each Company, all of which have been made available to the Purchaser, are complete and correct in all material respects and have been maintained in accordance with sound business practices. The minute books of each Company contain accurate and complete records of all legally required meetings held of, and legally required corporate action taken by, the stockholders and the boards of directors (and any committees thereof) of each such Company. At the Closing, all of the books and records will be in the possession of the applicable Company.

(y) Data File. The content of the computer data file containing historical customer names, addresses and buying and other information (the “Customer File”) included in the assets of J&P is consistent in all material respects with the information set forth on Schedule 3.2(y).

Section 3.3 Disclaimer of Other Representations and Warranties. Except as expressly set forth in this Article III, none of the Sellers makes any other representation or warranty, express or implied, at law or in equity, including with respect to merchantability or fitness for any particular purpose, and any such other representation or warranty is hereby expressly disclaimed. The Purchaser hereby waives all representations and warranties of any Seller other than those expressly set forth in this Article III.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES

OF THE PURCHASER AND THE GUARANTORS

The Purchaser hereby represents and warrants to the Sellers as follows:

Section 4.1 Organization. The Purchaser is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware.

Section 4.2 Authorization of Transactions. The Purchaser has all requisite organizational power and authority to execute and deliver this Agreement and the Ancillary Agreements to which it is a party and to consummate the transactions contemplated hereby and thereby. Each of the Guarantors has all requisite power and authority to execute and deliver this Agreement and the Ancillary Agreements to which it is a party and to consummate the transactions contemplated hereby and thereby. The board of directors of the Purchaser has duly approved this Agreement and the Ancillary Agreements to which it is a party and has duly authorized the execution and delivery of this Agreement and the Ancillary Agreements to which it is a party by the Purchaser and the consummation by the Purchaser of the transactions contemplated hereby and thereby. No other corporate or other proceedings on the part of the Purchaser are necessary to approve and authorize the execution and delivery by the Purchaser of this Agreement and the Ancillary Agreements to which it is a party and the consummation by the Purchaser of the transactions contemplated hereby and thereby. Each of this Agreement and the Ancillary Agreements to which they are a party has been duly executed and delivered by each of the Purchaser and the Guarantors, as applicable and constitutes the valid and binding agreement of each of the Purchaser and the Guarantors, enforceable against the Purchaser and the Guarantors in accordance with its terms, except as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors’ rights, and as limited by general principles of equity that restrict the availability of equitable remedies.

Section 4.3 Absence of Conflicts. The execution, delivery and performance by the Purchaser and the Guarantors of this Agreement and each of the Ancillary Agreements and the consummation of the transactions contemplated hereby and thereby by the Purchaser and the Guarantors do not and will not (a) conflict with or result in any breach of any of the terms, conditions or provisions of, (b) constitute a material default under, (c) result in a material violation of, (d) give any third party the right to modify, terminate, or accelerate any obligation under or (e) require any authorization, consent, approval, exemption or other action by or notice or declaration to, or filing with, any third party, court or administrative or other governmental body or agency under, the provisions of the charter or bylaws of the Purchaser or any material indenture, mortgage, lease, loan agreement, or other material agreement or instrument to which the Purchaser or any Guarantor is bound or affected, or any law, statute, rule, or regulation to which the Purchaser or any Guarantor is subject or any material judgment, order or decree to which the Purchaser is subject.

Section 4.4 Litigation. There is no claim, suit, action, proceeding or governmental investigation, pending or, to the knowledge of the Purchaser, threatened against the Purchaser or any Guarantor, by or before any court, governmental or regulatory authority or by any third party which challenges the validity of this Agreement or any Ancillary Agreement or which would be reasonably likely to materially and adversely affect or restrict the Purchaser’s or any Guarantor’s ability to consummate the transactions contemplated hereby.

Section 4.5 Brokerage. There are no written claims for brokerage commissions, finders’ fees or similar compensation in connection with the transactions contemplated by this Agreement or any Ancillary Agreement based on any arrangement or agreement made by or on behalf of the Purchaser or any Guarantor.

Section 4.6 Investment. Each of the Purchaser and the Guarantors (a) understands that the Shares have not been, and will not be, registered under the Securities Act, or under any state securities laws, and are being offered and sold in reliance upon federal and state exemptions for transactions not involving any public offering, (b) understands that the Purchaser is acquiring the Shares solely for its own account for investment purposes, and not with a view to the distribution thereof, (c) is a sophisticated investor with knowledge and experience in business and financial matters, (d) has received certain information concerning the Companies and has had the opportunity to obtain additional information as desired in order to evaluate the merits and risks inherent in holding the Shares and (e) understands that the Purchaser is able to bear the economic risk and lack of liquidity inherent in holding the Shares.

ARTICLE V

PRE-CLOSING COVENANTS

Section 5.1 Conduct of Business. Except as otherwise contemplated by this Agreement, between the date hereof and the Closing, unless the Purchaser otherwise agrees in writing, each of the Sellers will cause the Companies to, except with respect to distributions to the Sellers of cash and other actions taken in accordance with Section 2.1(d), conduct the business and operations of the Companies, taken as a whole, in the Ordinary Course of Business, and use its reasonable best efforts to keep in full force and effect each Company’s business organization and properties. Except as expressly contemplated by this Agreement or as set forth on Schedule 5.1, between the date hereof and the Closing, unless the Purchaser otherwise agrees in writing (which agreement will not be unreasonably withheld or delayed), the Sellers will cause each of the Companies not to:

(i) except with respect to distributions to the Sellers of cash and other actions taken in accordance with Section 2.1(d), take any action that would require disclosure of any of the matters listed in Section 3.2(e);

(ii) make or change any Tax election, change an annual accounting period, file any amended Tax Return, enter into any closing agreement, settle any Tax claim or assessment relating to any Company, surrender any right to claim a refund of Taxes, consent to any extension or waiver of the limitation period applicable to any Tax claim or assessment relating to any Company, or omit to take any action relating to the filing of any Tax Return or the payment of any Tax, if such election, adoption, change, amendment, agreement, settlement, surrender, consent or omission would have the effect of materially increasing the Tax liability of such Company for any period beginning after the Closing Date;

(iii) terminate (other than due to expiration), enter into any new, materially modify or amend to the detriment of any Company any existing material License (except in the event of a default or other option or right permitted thereunder);

(iv) organize any subsidiary or acquire any Capital Interests of any Person or any equity or ownership interest in any business (other than investments in marketable securities);

(v) pay, discharge or satisfy any claim, liability or obligation (whether fixed or contingent) in excess of $100,000, other than in the Ordinary Course of Business;

(vi) cancel any debt or affirmatively waive any claim or right of substantial value, which is material, except for cancellations made or waivers granted in the Ordinary Course of Business;

(vii) enter into any agreement, contract or other commitment with any Seller, director or executive officer of any Company or any immediate family member of any such Person;

(viii) modify, change or otherwise alter in any material respect the fundamental nature of its business as presently conducted; or

(ix) agree or otherwise commit, whether in writing or otherwise, to do any of the foregoing.

Section 5.2 Notice of Developments; Efforts to Close. Prior to the Closing, each Party will promptly inform the other Parties in writing of any material variances from the representations and warranties contained in Article III or Article IV or any material breach of any covenant hereunder by the Parties. Each of the Parties will use commercially reasonable efforts to cause the conditions to the Parties’ obligations to consummate the transactions contemplated hereby to be satisfied (including the execution and delivery of all agreements contemplated hereunder to be so executed and delivered and the making and obtaining of all third party and governmental notices, filings, authorizations, approvals, consents, releases and terminations).

Section 5.3 Access to Information. Between the date hereof and the Closing, Sellers will cause the Companies to, subject to the terms and conditions of the Confidentiality Agreement, cooperate with the Purchaser to permit the Purchaser and its employees, agents, accounting, legal and other authorized representatives, and upon at least 24 hours’ prior written notice, to (i) have full access to the premises, books and records of the Companies (including the Customer File) during normal business hours, (ii) visit and inspect any of the properties of the Companies and (iii) discuss the affairs, finances, and accounts of the Companies and the information included in the Customer File with the directors, officers, partners, key employees, key customers, key sales representatives, key suppliers, and independent accountants of the Companies, provided that the Purchaser has a reasonable need for the same and such access does not unreasonably interfere with the operations of any Company and provided further that none of Purchaser and its employees, agents, accounting, legal and other authorized representatives will contact any of the employees, customers or suppliers of any Company without the prior written consent of HDOC, which consent will not be unreasonably withheld, delayed or conditioned, it being acknowledged that any and all such contacts will be arranged by HDOC. HDOC and the Purchaser will mutually agree on the timing and manner of contact with all employees and third parties, including customers or suppliers. The Purchaser will not be given access to any information where the provision of such information would violate Applicable Law. Notwithstanding the foregoing, the Purchaser will not have access to any Company or any of the Owned Real Property to conduct any Phase II or other intrusive sampling.

Section 5.4 Antitrust Filings. The Purchaser has conducted the good faith market value determination required by 16 CFR 801.10 and determined that (a) the value of the Shares and Purchased Assets to be acquired pursuant to this Agreement is less than $59,800,000, and (b) no filing is required under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

Section 5.5 Intercompany Accounts. HDOC will ensure that, except as otherwise expressly contemplated by this Agreement, all Intercompany Accounts will be terminated and paid or offset on or before the Closing, without transfer of non-financial assets.

Section 5.6 Retained Litigation Matters. Prior to the Closing, HDOC will cause the Companies to transfer and assign (for no consideration) to HDOC or any Affiliate (other than the Companies) selected by HDOC all right, title and interest of any or all of the Companies in and to the Retained Litigation Matters, and HDOC will assume, or will cause such Affiliate to assume, all liabilities in respect of such Retained Litigation Matters.

ARTICLE VI

CONDITIONS TO CLOSING

Section 6.1 Conditions to the Purchaser’s Obligations. The obligation of the Purchaser to consummate the transactions contemplated by this Agreement is subject to the satisfaction or waiver in writing of the following conditions as of the Closing Date:

(a) All representations and warranties of HDOC contained in this Agreement (which for purposes of this paragraph shall be read as though none of them contained any materiality or Material Adverse Effect qualifier or exception) shall be true and correct as of the Closing with the same effect as though made as of the Closing, except where the failure of such representations and warranties to be true and correct in all respects would not in the aggregate have a Material Adverse Effect;

(b) The Sellers shall have performed and complied in all material respects with all of the covenants required to be performed by each of the Sellers under this Agreement on or before the Closing;

(c) All governmental filings, authorizations and approvals that are required for the consummation of the transactions contemplated hereby shall have been duly made and obtained;

(d) There shall be no action, proceeding, order, judgment, decree, writ or injunction of any governmental entity of competent jurisdiction that is in effect that prohibits or restrains the consummation of the transactions contemplated hereby;

(e) On or before the Closing Date, the Sellers shall have delivered to the Purchaser all of the following:

(i) a certificate executed by each of the Sellers in a form reasonably satisfactory to the Purchaser, dated the Closing Date, stating that the conditions specified in Section 6.1(a) and Section 6.1(b) have been satisfied;

(ii) a certificate from the Secretary of State of the State of Delaware, dated as of or about the Closing Date, as to the good standing of each of the Companies; and

(iii) stock certificates representing the Shares owned by each such Seller, free and clear of all Liens and duly endorsed for transfer to the Purchaser, or accompanied by stock powers (or an equivalent transfer instrument acceptable to the Purchaser) duly endorsed in blank, with all requisite documentary tax stamps affixed thereto;

(f) Upon payment by the Purchaser of the applicable title company’s normal premium without any right of reimbursement from the Sellers, the Purchaser shall have obtained, with respect to each parcel of real property included in the Purchased Assets, a current owner’s title insurance policy (or a marked-up title commitment signed by such title company to issue such title insurance), in such amount as the Purchaser shall reasonably allocate to the value of such owned real property and which insures that title to such real property is vested in the Companies subject only to Permitted Liens, the standard or general exceptions of such title company, any matters caused by the Purchaser or its representatives, agents or employees;

(g) The Companies shall have satisfied all Indebtedness of the Companies outstanding immediately prior to the Closing;

(h) The Sellers shall have eliminated all intercompany accounts between the Company and any Affiliate of the Sellers, other than accounts between any of the Companies, to the satisfaction of the Purchaser;

(i) On or before the Closing Date, the Sellers shall have executed and delivered to the Purchaser:

(i) a Transition Agreement in form and substance mutually acceptable to the Sellers and the Purchaser and containing, among others, the terms set forth on Exhibit E (the “Transition Agreement”);

(ii) a Customer List Agreement in form and substance mutually acceptable to the Sellers and the Purchaser that permits, among other things, (A) the Sellers and their Affiliates to mail or otherwise distribute catalogues to customers, as of the Closing, of the Companies and (B) the Purchaser and its Affiliate to mail or otherwise distribute catalogues to customers, as of the Closing, of HDOC, in each case for a period of one year after the Closing (the “Customer List Agreement”); and

(iii) a Supply Agreement in form and substance mutually acceptable to the Sellers and the Purchaser and containing, among others, the terms set forth on Exhibit F (the “Supply Agreement”); and

(j) No event or occurrence resulting in a Material Adverse Effect shall have occurred between the date hereof and the Closing Date.

Section 6.2 Conditions to the Sellers’ Obligations. The obligation of the Sellers to consummate the transactions contemplated by this Agreement is subject to the satisfaction or waiver in writing of the following conditions as of the Closing Date:

(a) All representations and warranties of the Purchaser contained in this Agreement (which for purposes of this paragraph shall be read as though none of them contained any materiality or material adverse effect qualifier or exception) shall be true and correct on the date of this Agreement and as of the Closing with the same effect as though made as of the Closing, except where the failure of such representations and warranties to be true and correct in all respects as of the applicable time would not in the aggregate have a material adverse effect on the ability of the Purchaser to complete the transactions contemplated by this Agreement;

(b) The Purchaser shall have performed and complied in all material respects with all of the covenants required to be performed by the Purchaser under this Agreement on or before the Closing;

(c) All governmental filings, authorizations and approvals that are required for the consummation of the transactions contemplated hereby shall have been duly made and obtained;

(d) There shall be no action, proceeding, order, judgment, decree, writ or injunction of any governmental entity of competent jurisdiction that is in effect that prohibits or restrains the consummation of the transactions contemplated hereby;

(e) On or before the Closing Date, the Purchaser shall have executed and delivered to the Sellers: (i) the Transition Agreement; (ii) the Customer List Agreement; (iii) the Supply Agreement; (iv) the Lease Agreements; (v) a sublease (the “Ground Sublease”) granting to J&P Operations the right as a subtenant to use a certain portion of the real property that is the subject of the ground lease agreement attached hereto as Exhibit B, such Ground Sublease to be in substantially in the form of Exhibit B, and an equipment sublease (the “Equipment Sublease” and together with the Ground Sublease, the “Subleases”) granting to J&P Operations the right as a subtenant to use a certain portion of the equipment that is subject of the equipment lease agreement attached hereto as Exhibit C, such Equipment Sublease to be substantially in the form of Exhibit C, except that (A) the Subleases will terminate, unless otherwise agreed by the parties thereto, on September 15, 2007 and (B) the total sublease payments due under the Subleases will be $150,000.00, which will be paid on the earlier of (1) May 1, 2007 and (2) the closing of the sale by JPO to a third party of the real property that is the subject of the ground lease agreement; and (vi) a certificate from the Purchaser in a form reasonably satisfactory to the Sellers, dated the Closing Date, stating that the conditions specified in Section 6.2(a) and Section 6.2(b) have been satisfied.

ARTICLE VII

TERMINATION

Section 7.1 Termination. This Agreement may be terminated at any time before the Closing:

(a) by mutual written consent of the Sellers and the Purchaser;

(b) by the Sellers if there has been a material breach on the part of the Purchaser of any representation, warranty or covenant by or of the Purchaser set forth in this Agreement that would result in the failure to satisfy a condition precedent to the Sellers’ obligations to consummate the transactions contemplated hereby and in any case which breach is incapable of being cured or, if capable of being cured, shall not have been cured prior to the Closing after notice thereof shall be received by the Purchaser, unless a Seller’s willful breach of this Agreement has caused the condition to be unsatisfied;

(c) by the Purchaser if there has been a material breach on the part of any of the Sellers of any representation, warranty or covenant by or of any of the Sellers set forth in this Agreement that would result in the failure to satisfy a condition precedent to the Purchaser’s obligations to consummate the transactions contemplated hereby and in any case which breach is incapable of being cured or, if capable of being cured, shall not have been cured prior to the Closing after notice thereof shall be received by the Sellers, unless the Purchaser’s willful breach of this Agreement has caused the condition to be unsatisfied;

(d) by the Sellers or the Purchaser if the Closing has not occurred on or before April 16, 2007; provided, however, that neither the Sellers nor the Purchaser will be entitled to terminate this Agreement pursuant to this Section 7.1(d) if any such Party’s willful breach of this Agreement has prevented the consummation of the transactions contemplated hereby at or before such time; or

(e) by the Sellers or the Purchaser if consummation of the transactions contemplated by this Agreement would violate any nonappealable final order, decree or judgment of any court or governmental body having competent jurisdiction.

Section 7.2 Effect of Termination. The rights of termination under Section 7.1 are in addition to any other rights the Purchaser or the Sellers may have under this Agreement and the exercise of a right of termination will not be an election of remedies. If this Agreement is terminated pursuant to Section 7.1, all further obligations of the Purchaser and the Sellers under this Agreement will terminate, except that the obligations in this Section 7.2, Section 9.1, Section 9.3, Section 11.9, Section 11.10, Section 11.12 and the Confidentiality Agreement will survive; provided, however, (a) if this Agreement is terminated by the Purchaser because of a breach of this Agreement by any of the Sellers or because one or more of the conditions to the Purchaser’s obligations under this Agreement is not satisfied as a result of any Seller’s failure to comply with its obligations under this Agreement, the Purchaser’s right to pursue remedies (consistent with this Agreement) will survive such termination unimpaired; and (b) if this Agreement is terminated by the Sellers because of a breach of this Agreement by the Purchaser or because one or more of the conditions to the Sellers’ obligations under this Agreement is not satisfied as a result of the Purchaser’s failure to comply with its obligations under this Agreement, each Seller’s right to pursue remedies (consistent with this Agreement) will survive such termination unimpaired.

ARTICLE VIII

INDEMNIFICATION AND RELATED MATTERS

Section 8.1 Survival. The representations and warranties set forth in this Agreement or in any writing or certificate delivered in connection with this Agreement will survive until the second anniversary of the Closing Date; provided, however, that (i) the representations and warranties in Sections 3.1(a), 3.1(b), 3.1(d), 3.2(a), 3.2(b), 3.2(h)(i), 3.2(h)(iii), 4.1, 4.2, 4.5 and 4.6 will survive indefinitely, (ii) the representations and warranties in Section 3.2(r) will survive until the third anniversary of the Closing Date and (iii) the representations in Section 3.2(i) will not survive the Closing. Notwithstanding the immediately preceding sentence, any representation or warranty in respect of which indemnity may be sought under this Agreement shall survive the time at which it would otherwise terminate pursuant to the immediately preceding sentence if notice of the breach thereof giving rise to such right of indemnity, which notice shall specify in reasonable detail the basis of the claim and the amount of Losses incurred, shall have been given to the party against whom such indemnity may be sought prior to such time. All covenants will survive the Closing until the last date on which any such covenant is to be performed or, if no such date is specified for performance, indefinitely.

Section 8.2 Indemnification. (a) Indemnification by HDOC and BCDM. HDOC and BCDM will, jointly and severally, indemnify the Purchaser and its officers, directors, partners, shareholders, members, agents, employees, permitted assigns and successors (collectively, the “Purchaser Indemnitees”) and hold each of them harmless from and against and pay on behalf of or reimburse such Purchaser Indemnitees as incurred in respect of any Loss which any such Purchaser Indemnitee may suffer, sustain or become subject to, as a result of or relating to (i) the breach of any representation or warranty made by any Seller contained in this Agreement or any certificate or instrument delivered in connection herewith (“Seller Warranty Breach”); (ii) the breach by such Seller of any covenant of such Seller contained in this Agreement; (iii) all Taxes of any Company for any Tax period ending on or prior to the Closing Date

(a “Pre-Closing Tax Period”) or Pre-Closing Straddle Period; (iv) the Excluded Liabilities; and (v) any Remediation Costs. Notwithstanding anything to the contrary in this Agreement, (1) with respect to indemnification by HDOC and BCDM for any Seller Warranty Breach (except for a breach by any Seller of Section 3.2(u) or Section 3.2(v)) or any Remediation Costs: (x) HDOC and BCDM will not be liable unless and until the Purchaser Indemnitees have collectively suffered aggregate Losses in connection with Seller Warranty Breaches and Remediation Costs in excess of $350,000, and then to the entire extent of such Losses, (y) the maximum aggregate liability of HDOC and BCDM in connection with Seller Warranty Breaches and Remediation Costs will not exceed 10% of the Adjusted Purchase Price; and (z) for purposes of (i) determining whether Losses relating to Seller Warranty Breaches and Remediation Costs exceed $350,000 as provided in clause (1)(x) of this sentence and (ii) calculating Losses for which HDOC and BCDM are liable under clause (i) or clause (v) of the immediately preceding sentence, HDOC and BCDM will not have any liability for such Losses unless the aggregate amount of such Losses relating to a single claim (or group of claims relating to the same or similar event, fact or circumstance) or Remediation Cost exceeds $25,000; and (2) none of the Sellers will be liable to the Purchaser Indemnitees under this Agreement for any Taxes of any Company (A) that were included in the calculation of Net Working Capital of such Company or (B) resulting from (I) actions taken or caused to be taken by the Purchaser or any of its Affiliates (including any Company) after the Closing or on the Closing Date, (II) actions initiated by the Purchaser at the Closing that are not contemplated by this Agreement or (III) the manner, if any, in which the Purchaser or any of its Affiliates finances the transactions contemplated by this Agreement (the items listed in this clause (B), “Purchaser Tax Acts”). Notwithstanding anything to the contrary in this Section 8.2(a), if HDOC and BCDM have, as required by Section 8.2(a), paid to the Purchaser Indemnitees the maximum aggregate amount specified in clause 1(y) of the immediately preceding sentence, then HDOC and BCDM will, jointly and severally, indemnify the Purchaser Indemnitees and hold each of them harmless from and against and pay on behalf of or reimburse such Purchaser Indemnitees as incurred in respect of any Loss which any such Purchaser Indemnitee may suffer, sustain or become subject to, as a result of or relating to the breach of any representation or warranty made by any Seller contained in Section 3.2(r) and Remediation Costs (collectively, the “Excess Environmental Losses”); provided, however, that (i) for purposes of calculating Excess Environmental Losses for which HDOC and BCDM are liable under this sentence, HDOC and BCDM will not have any liability for such Excess Environmental Losses unless the aggregate amount of such Excess Environmental Losses relating to a single claim (or group of claims relating to the same or similar event, fact or circumstance) exceeds $25,000 and (ii) the maximum aggregate liability of HDOC and BCDM in connection with such Excess Environmental Losses will not exceed 10% of the Adjusted Purchase Price.

(b) Indemnification by the Purchaser. The Purchaser will indemnify the Sellers and their respective officers, directors, stockholders, employees, agents, representatives, affiliates, successors and assigns (collectively, the “Seller Indemnitees”) and hold each of them harmless from and against and pay on behalf of or reimburse such Seller Indemnitees as incurred in respect of any Loss which such Seller Indemnitee may suffer, sustain, or become subject to, as a result of or relating to (i) the breach of any representation or warranty made by the Purchaser contained in this Agreement or any certificate or instrument delivered in connection herewith (“Purchaser Warranty Breach”); (ii) the breach by the Purchaser of any covenant of the Purchaser contained in this Agreement, (iii) a Purchaser Tax Act; (iv) all Taxes of the Company for any Tax period beginning after the Closing Date or Post-Closing Straddle Period; and (v) the Assumed Liabilities. Notwithstanding the foregoing, with respect to indemnification by the Purchaser for Purchaser Warranty Breaches, the Purchaser’s aggregate maximum liability will not exceed 10% of the Adjusted Purchase Price.

(c) Certain Matters Relating to Indemnification.

(i) Any payment made by an Indemnifying Party to an Indemnified Party pursuant to this Section 8.2 in respect of any indemnifiable event will be net of any insurance proceeds actually realized by and paid to such Indemnified Party in respect of such claim. Such Indemnified Party will use its reasonable efforts to make insurance claims relating to any indemnifiable event for which it is seeking indemnification pursuant to this Section 8.2; provided, however, that such Indemnified Party will not be obligated to make such an insurance claim if any corresponding increase in insurance premiums to such Indemnified Party would exceed the value of the claim for which such Indemnified Party is seeking indemnification.

(ii) If the amount of any Loss, at any time subsequent to the making of an indemnification payment for a Loss, is reduced by recovery, settlement or otherwise under or pursuant to any insurance coverage or pursuant to any claim, recovery, settlement or payment by or against any other Person, the amount of such reduction, less any costs, expenses, premiums or other applicable amounts incurred in connection therewith, will promptly be repaid by the Indemnified Party to the Indemnifying Party.

(iii) The amount of any Loss claimed by an Indemnified Party hereunder will be reduced to take into account any net reduction in any Tax liability realized by such Indemnified Party in connection with the Losses for which indemnification is sought hereunder (it being agreed by the Parties that, as promptly as practicable after the realization of any such reductions of Losses pursuant hereto, such Indemnified Party will reimburse the Indemnifying Party for such reduction in Losses for which such Indemnified Party was indemnified prior to the realization of such reductions of Losses).

(iv) Upon making any indemnity payment hereunder, the Indemnifying Party will, to the extent of such payment, be subrogated to all rights of the Indemnified Party against any third party in respect of the Loss to which such payment related. Without limiting the generality or effect of any other provision hereof, each Indemnified Party and Indemnifying Party will duly execute upon request all instruments reasonably necessary to evidence and perfect the above-described subrogation and subordination rights.

(v) If a Purchaser Indemnitee is entitled to indemnification from HDOC and BCDM hereunder for any Losses or Excess Environmental Losses, then notwithstanding anything to the contrary in this Agreement, such indemnification obligations of HDOC and BCDM will be satisfied:

(A) first, by reducing (but not below zero) the outstanding principal of all Promissory Notes then outstanding;

(B) second, only after the outstanding principal of the then outstanding Promissory Notes has been reduced to zero as provided in the immediately preceding clause (A), by reducing (but not below zero) the Unused Product Credit then existing; and

(C) third, only after the Unused Product Credit has been reduced to zero as provided in the immediately preceding clause (B), by HDOC and BCDM, subject to the limitations contained in Section 8.2(a).

(d) Procedures. (i) Except as provided in Section 9.5(h), a Party seeking indemnification under this Article VIII (the “Indemnified Party”) will as promptly as practicable give written notice to the Party from which the Indemnified Party is seeking such indemnification (the “Indemnifying Party”) after receiving written notice of any action, lawsuit, proceeding, investigation or other claim against the Indemnifying Party (if by a third party) or discovering the liability, obligation or facts giving rise to such claim for indemnification, describing in reasonable detail the claim, the amount thereof (if known and quantifiable) and the basis thereof; provided, however, that the failure to so notify the Indemnifying Party will not relieve the Indemnifying Party of its obligations hereunder except to the extent such failure materially prejudices the Indemnifying Party. In that regard, if any action, lawsuit, proceeding, investigation or other claim shall be brought or asserted by any third party which, if adversely determined, would entitle the Indemnified Party to indemnity pursuant to this Article VIII, the Indemnified Party will also as promptly as practicable notify the Indemnifying Party of the same in writing, specifying in reasonable detail the basis of such claim and the facts pertaining thereto, and the Indemnifying Party will be entitled to participate in the defense of such action, lawsuit, proceeding, investigation or claim giving rise to the Indemnified Party’s claim for indemnification, and, at the Indemnifying Party’s expense and option (subject to the limitations set forth below), the Indemnifying Party will be entitled to control and appoint lead counsel of such defense with reputable counsel reasonably acceptable to the Indemnified Party, provided that (A) the Indemnifying Party shall have acknowledged in writing its obligation to indemnify the Indemnified Party for such action, lawsuit, proceeding, investigation, or claim; (B) the Indemnifying Party shall thereafter consult with the Indemnified Party upon the Indemnified Party’s reasonable request for such consultation from time to time with respect to such action, lawsuit, proceeding, investigation or claim; and (C) the Indemnifying Party will not have the right to assume control of such defense and will pay the fees and expenses of counsel retained by the Indemnified Party if the claim which the Indemnifying Party seeks to assume control (1) seeks non-monetary relief (except where non-monetary relief is merely incidental to a primary claim or claims for monetary damages), (2) involves criminal allegations against an individual, (3) is one in which the Indemnifying Party is also a party and joint representation would be inappropriate or there may be legal defenses available to the Indemnified Party which are different from or additional to those available to the Indemnifying Party, or (D) involves a claim which, upon petition by the Indemnified Party, the appropriate court rules that the Indemnifying Party failed or is failing to vigorously prosecute or defend. Notwithstanding anything to the contrary contained herein, if the Indemnifying Party does not deliver to the Indemnified Party the aforementioned written acknowledgement that the Indemnified Party is entitled to indemnification pursuant to Section 8.2 for all Losses arising out of such action, lawsuit, proceeding, investigation or claim, then the Indemnifying Party will not have the right to assume control of such defense and will pay the fees and expenses of reputable lead counsel retained by the Indemnified Party, which counsel will be reasonably acceptable to the Indemnifying Party; provided, however, that (A) the Indemnified Party will thereafter consult with the Indemnifying Party upon the Indemnifying Party’s reasonable request for such consultation from time to time with respect to such action, lawsuit, proceeding, investigation or claim; (B) if the Indemnifying Party does later deliver to the Indemnified Party the aforementioned written acknowledgement, then the Indemnifying Party will have the right to assume control of such defense and appoint lead counsel for the remainder of such defense, which counsel shall be reasonably acceptable to the Indemnified Party, or the Indemnifying Party may retain and direct the lead counsel previously retained by the Indemnified Party, and the Indemnifying Party will no longer be required to pay the fees and expenses of counsel retained by the Indemnified Party (unless such counsel is retained as lead counsel by the Indemnifying Party) so long as the Indemnified Party shall reasonably cooperate with the Indemnifying Party in any transition of such lead counsel, and (C) the Indemnifying Party will thereafter consult with the Indemnified Party upon the Indemnified Party’s reasonable request for such consultation from time to time with respect to such action, lawsuit, proceeding, investigation, or claim.

(ii) If the Indemnifying Party is permitted to assume and control the defense and elects to do so in accordance herewith, the Indemnified Party will have the right to employ counsel separate from counsel employed by the Indemnifying Party in any such action and to participate in the defense thereof. The fees and expenses of such counsel employed by the Indemnified Party that are incurred after the Indemnifying Party’s assumption and control of the defense will be at the expense of the Indemnified Party unless the employment thereof has been specifically authorized by the Indemnifying Party in writing.

(iii) The Party that controls the defense of any such claim will be required to obtain the prior written consent of the other Party(ies) (which consent will not be unreasonably withheld, conditioned or delayed) before entering into any settlement of a claim or ceasing to defend such claim.

(iv) Any settlement or compromise of any such claim made or caused to be made by the Indemnified Party or the Indemnifying Party, as the case may be, in accordance with this Agreement, will also be binding upon the Indemnifying Party or the Indemnified Party, as the case may be, in the same manner as if a final judgment or decree had been entered by a court of competent jurisdiction in the amount of such settlement or compromise.

(v) Each Party shall, and will cause each affiliated Indemnified Party to, make available to the Indemnifying Party and its representatives all books and records of the Indemnified Party relating to any Loss and will render to the Indemnifying Party such assistance and access to records and the representatives of such Indemnified Party as the Indemnifying Party and its representatives may reasonably request, except that no Indemnified Party will be required to make available to the Indemnifying Party and its representatives any books, records, documents or other information that the Indemnified Party reasonably determines to be confidential or subject to attorney-client privilege unless and until the Indemnifying Party and its representatives shall have entered into such agreements as the Indemnified Party reasonably deems to be necessary in light of all surrounding circumstances (including the Indemnifying Party’s need for information in connection with the investigation or defense of a Loss) to protect such confidentiality or privilege.

(vi) Notwithstanding anything to the contrary in this Agreement, with regard to any claim related to Tax matters contained in Section 9.5, Section 9.5 will control the resolution of such claim.

(e) Tax Treatment. Amounts paid to or on behalf of the Sellers or the Purchaser as indemnification will be treated as adjustments to the aggregate purchase price for the Shares and Purchased Assets for Tax purposes to the extent permitted by Applicable Law.

Section 8.3 Exclusive Remedy. Except as provided in Section 7.2 and except for the right to seek specific performance of the covenants contained in Sections 9.1, 9.4 and 9.6 and in Article V, the indemnification rights under this Article VIII and the obligations under Section 9.5 will be the exclusive remedy of the Parties with respect to any dispute arising out of or related to this Agreement. Notwithstanding any implication to the contrary contained in this Agreement, the limits on indemnification set forth in this Agreement will not apply to claims in the case of fraud by any of the Parties.

ARTICLE IX

ADDITIONAL AGREEMENTS

Section 9.1 Press Releases and Announcements. No press release or other public announcement related to this Agreement and the transactions contemplated herein will be issued by any Party without the prior written consent of the Parties, and prior to the Closing, no announcement or other communication to the employees, customers or suppliers of the Company will be made by the Purchaser without the prior written consent of HDOC. Notwithstanding the foregoing, (i) any Party may make any public disclosure relating to this Agreement and the transactions contemplated herein and file a copy of this Agreement with any governmental authority of competent jurisdiction if such Party believes in good faith such disclosure or filing is required by Applicable Law, by any listing or trading agreement concerning its publicly-traded securities or under any existing contract (in which case the disclosing Party will use its best efforts to advise the other Party prior to making the disclosure) and (ii) the Sellers will have the right to, concurrently with the issuance of any press release permitted hereunder, communicate with and make announcements to employees of the Sellers in respect of this Agreement and the transactions contemplated herein and such other matters as may be determined by the Sellers.

Section 9.2 Further Transfers. Each Party will execute and deliver such further instruments of conveyance and transfer and take such additional action as any other Party may reasonably request to effect, consummate, confirm or evidence the consummation of the transactions contemplated hereby. During the 90-day period after the Closing, the Sellers will, as promptly as practicable after any reasonable request of the Purchaser, in good faith provide commercially reasonable assistance to the Purchaser in respect of any material data access, transfer, formatting or manipulation issues that the Purchaser experiences in respect of the Customer File.

Section 9.3 Expenses. Except as contemplated by Section 9.5(e), the Parties will pay all of their own respective fees, costs and expenses (including fees, costs and expenses of legal counsel, accountants, investment bankers, brokers or other representatives and consultants and appraisal fees, costs and expenses) incurred in connection with the negotiation, execution and delivery of this Agreement and the Ancillary Agreements.

Section 9.4 Confidentiality. From and after the Closing, each of the Sellers will treat and hold as confidential any information concerning the business and affairs of J&P and J&P Wholesale (including all Proprietary Rights) and the Purchased Assets (the “Confidential Information”) and refrain from using or disclosing any of the Confidential Information (i) except in connection with this Agreement, or (ii) unless and only to the extent that such disclosure (after making commercially reasonable efforts to avoid such disclosure and after advising and consulting with the Purchaser about possibly making, and the proposed contents of, such disclosure) is, on the advice of such Seller’s legal counsel, required by Applicable Law. In the event that any Seller is requested or required (by oral question or request for information or documents in any legal proceeding, interrogatory, subpoena, civil investigative demand or similar process) to disclose any Confidential Information, it will notify the Purchaser as promptly as practicable of the request or requirement so that the Purchaser may seek an appropriate protective order or waive compliance with the provisions of this Section 9.4. If, in the absence of a protective order or the receipt of a waiver hereunder, any of the Sellers is, on the advice of counsel, compelled to disclose any Confidential Information to any tribunal or else stand liable for contempt, such Seller may disclose the Confidential Information to the tribunal. The limitation upon disclosure pursuant to this Section 9.4 does not apply to information (i) readily available to competitors of the business of the Companies, taken as a whole, through means other than as the result of unauthorized disclosure, (ii) publicly known at the time of disclosure by the Sellers or (iii) that becomes publicly known or available thereafter other than by means in violation of this Agreement or any other duty owed to the Purchaser by any Person. Notwithstanding anything to the contrary in this Agreement, this Section 9.4 will not in any way prohibit or limit any Affiliate of the Sellers from disclosing the terms of this Agreement or any such Seller’s investment in the Companies in connection with such Affiliate’s reporting (including reporting to its shareholders, limited partners, partners or members), marketing or fundraising activities or obligations.

Section 9.5 Tax Matters. The following provisions will govern exclusively the allocation of responsibility as between the Purchaser and the Sellers for certain Tax matters following the Closing Date:

(a) Straddle Period. For purposes of this Agreement, the portion of Tax with respect to the income, property or operations of any Company that is attributable to any Tax period that begins on or before the Closing Date and ends after the Closing Date (a “Straddle Period”) will be apportioned between the period of the Straddle Period that extends before the Closing Date through the Closing Date (the “Pre-Closing Straddle Period”) and the period of the Straddle Period that extends from the day after the Closing Date to the end of the Straddle Period (the “Post-Closing Straddle Period”) in accordance with this Section 9.5(a). The portion of such Tax attributable to the Pre-Closing Straddle Period will (i) in the case of any Taxes other than sales or use taxes, value-added taxes, employment taxes, withholding taxes, and any Tax based on or measured by income, receipts or profits earned during a Straddle Period, be deemed to be the amount of such Tax for the entire taxable period multiplied by a fraction, the numerator of which is the number of days in the Pre-Closing Straddle Period and denominator of which is the number of days in the Straddle Period, and (ii) in the case of any sales or use taxes, value-added taxes, employment taxes, withholding taxes, and any Tax based on or measured by income, receipts or profits earned during a Straddle Period, be deemed equal to the amount which would be payable if the Straddle Period ended on and included the Closing Date. For purposes of clause (ii) of the immediately preceding sentence, any exemption, deduction, credit or other item that is calculated on an annual basis will be allocated between the Pre-Closing Straddle Period and the Post-Closing Straddle Period on a pro rata basis by multiplying the total amount of such item for the Straddle Period by a fraction, the numerator of which is the number of calendar days in the Pre-Closing Straddle Period and the denominator of which is the number of calendar days in the Straddle Period. To the extent that any Tax for a Straddle Period is based on the greater of a Tax on net income, on the one hand, and a Tax measured by net worth or some other basis not otherwise measured by income, on the other, the portion of such Tax related to the Pre-Closing Straddle Period will be deemed to be (1) if the amount of such Tax for the Straddle Period is measured by net worth or other basis, the amount of such Tax determined as though the taxable values for the entire Straddle Period equal the respective values as of the Closing Date and multiplying the amount of such Tax by a fraction the numerator of which is the number of days during the Straddle Period that are in the Pre-Closing Straddle Period and the denominator of which is the number of days in the Straddle Period or (2) if the amount of such Tax for the Straddle Period is measured by net income, the amount of such Tax determined as though the applicable Tax period terminated at the end of the day on the Closing Date. In the case of a Tax that is (i) paid for the privilege of doing business during a period (a “Privilege Period”) and (ii) computed based on business activity occurring during an accounting period ending prior to the Privilege Period, any reference to a “Tax period,” a “tax period” or a “taxable period” shall mean such accounting period and not the Privilege Period. The portion of Tax attributable to a Post-Closing Straddle Period will be calculated in a corresponding manner.

(b) Tax Returns. (i) The applicable Seller shall prepare, or cause to be prepared, all Tax Returns relating to (A) income or franchise Taxes of the applicable Company for all taxable periods ending on or prior to the Closing Date required to be filed by such Company (or an Affiliate of such Company) on or after the Closing Date (“Separate Company Income Tax Returns”) and (B) income or franchise Taxes that are paid on a consolidated, unitary, combined or similar basis with respect to Tax Returns that include such Company, on the one hand, and the applicable Seller or any of its Affiliates (other than such Company) on the other hand (the Tax Returns described in the immediately preceding clause (B) “Consolidated Tax Returns”, and, together with Separate Company Income Tax Returns, the “Company Income Tax Returns”). The applicable Seller shall provide to the Purchaser for review a draft of Separate Company Income Tax Returns no later than 45 days prior to the date on which such Separate Company Income Tax Return is required to be filed with the proper Taxing Authority (taking into account any applicable valid extension). The Purchaser shall have the right to review or to cause to be reviewed all non-privileged information used to prepare such Tax Return and the applicable Seller shall make reasonably available to the Purchaser and its representatives the accountants who participated in the preparation of each such Separate Company Income Tax Return. Seller shall consider in good faith any reasonable comments by the Purchaser that are submitted no less than 20 days prior to the due date of such Tax Return. Seller and the Purchaser will consult and resolve in good faith any issues arising as a result of the Purchaser’s review of such Tax Return and mutually to consent to the filing of such Tax Return as promptly as possible. Upon completion of any Separate Company Income Tax Return in accordance with the provisions hereof, the Purchaser shall file (or cause to be filed) such Separate Company Income Tax Return and Seller shall make (or cause to be made) all payments required to be made as set forth in such Separate Income Tax Return on behalf of the applicable Company to the extent that such payments were not accrued in the calculation of Final J&P Working Capital or Final Wholesale Working Capital, as applicable.

(ii) The Purchaser shall prepare and file, or cause to be prepared and filed, in accordance with the provisions of this Section 9.5(b), all Tax Returns relating to Taxes of the Company for a Pre-Closing Tax Period (other than Company Income Tax Returns) and for a Straddle Period required to be filed by any Company (or any Affiliate of such Company) on or after the Closing Date. Any such Tax Returns shall be prepared on a basis consistent with the last previous such Tax Return so long as such position is consistent with Applicable Law, unless there is no reasonable basis for such position. The Purchaser will permit the applicable Seller to review each such Tax Return, in the case of income and franchise Tax Returns, at least 45 days prior to the due date thereof (including applicable extensions), and in the case of all other Tax Returns, at least 15 days prior to the due date thereof (including applicable extensions). The applicable Seller shall have the right to review or to cause to be reviewed all non-privileged information used to prepare each Tax Return and the Purchaser shall make reasonably available to the applicable Seller and its representatives the Purchaser’s accountants who participated in the preparation of each Tax Return. The Purchaser shall make any revisions to such Tax Returns as are reasonably requested by the applicable Seller that are submitted no less than 20 days prior to the due date of such Tax Return that is an income or franchise Tax Return and no less than 10 days prior to the due date of such Tax Return that is not an income or franchise Tax Return.

(c) Cooperation on Tax Matters; Dispute Resolution. The Purchaser, each of the Companies and the Sellers will cooperate fully, as and to the extent reasonably requested by the other Parties, in connection with the filing of Tax Returns and any audit, litigation or other proceeding with respect to Taxes. Such cooperation will include the retention and (upon the other Party’s request) the provision of records and information reasonably relevant to the filing of any Tax Return and any such audit, litigation or other proceeding and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. The Sellers and the Purchaser agree (A) to retain all books and records with respect to Tax matters pertinent to each Company relating to any Taxable period beginning before the Closing Date until four years after the expiration of the statute of limitations (and, to the extent notified by the Purchaser or the Sellers, any extensions thereof) of the respective

Taxable periods, and to abide by all record retention agreements entered into with any Taxing Authority, and (B) to give the other Party reasonable written notice prior to transferring, destroying or discarding any such books and records and, if the other Party so requests upon receiving such notice, the Purchaser or the Sellers, as the case may be, will allow the other Party to take possession of such books and records. The Purchaser and the Sellers shall, upon request, use their commercially reasonable efforts to obtain any certificate or other document from any Governmental Authority or any other Person as may be necessary to mitigate, reduce or eliminate any Tax that could be imposed (including with respect to the transactions contemplated hereby). At the Sellers’ request, Purchaser shall cause each of the Companies to make and/or join with the Sellers (or any Affiliate of Seller) in making any election if the making of such election does not have an adverse impact on the Purchaser, any Company or any of their Affiliates for any taxable period ending after the Closing Date.

(d) Tax Sharing Agreements. All Tax allocation or sharing agreements or similar agreements between any of the Companies and any Seller or between the Companies will be terminated as of the Closing Date, and after the Closing Date, none of the Companies will be bound thereby or have any liability thereunder.

(e) Certain Taxes. All transfer, documentary, sales, use, stamp, registration and other such Taxes and fees (including any penalties and interest) incurred in connection with the transactions contemplated by this Agreement (“Transfer Taxes”) will be paid when due by the Purchaser, and the Purchaser will prepare and file all necessary Tax Returns and other documentation with respect to Transfer Taxes required by Applicable Law. Notwithstanding the preceding sentence, in the case of any sales taxes imposed with respect to the transfer of the Purchased Assets hereunder, the Purchaser will pay to J&P Operations the sales taxes applicable to such transfer at the Closing (which, for avoidance of doubt, will be in addition to the Base Purchased Assets Purchase Price) upon finalization of the Purchased Assets Allocation Schedule pursuant to Section 2.7, and J&P Operations will remit such sales tax to the appropriate Taxing Authority and file all sales tax returns applicable to such sales tax.

(f) Refunds. The Purchaser will pay, as an adjustment to the Base Wholesale Purchase Price or the Base J&P Purchase Price, as applicable, to the applicable Seller the amount of any refunds or credits of Taxes paid by any Company with respect to a Pre-Closing Tax Period or Pre-Closing Straddle Period (determined by applying the principles set forth in Section 9.5(a)) within five Business Days after the receipt of such refund or utilization of such credit. If the applicable Seller determines that any Company is entitled to file or make a formal or informal claim for refund or file an amended Tax Return providing for a refund with respect to a period for which it is obligated to prepare or cause to be prepared the original of such Tax Return pursuant to Section 9.5(b), the applicable Seller shall be entitled to file or make such claim or amended Tax Return on behalf of such Company and the applicable Seller will be entitled to control the prosecution of such refund claims after the Closing.

(g) Amended Tax Returns. Without the prior written consent of the applicable Sellers, none of the Companies will, and the Purchaser will cause each of the Companies not to, file any amended Tax Return or revoke or modify any Tax election for any Pre-Closing Tax Period or for any Straddle Period unless such amendment or other action is required to be in compliance with Applicable Law.

(h) Tax Contests. The Purchaser will promptly inform the Sellers of the commencement of any audit, examination or proceeding (“Tax Contest”) relating in whole or in part to Taxes for which the Purchaser may be entitled to indemnity from the Sellers under Section 8.2 or this Section 9.5. The Sellers will be entitled to control, in good faith, all proceedings taken in connection with such Tax Contest and the Purchaser will provide the Sellers with any appropriate powers-of-attorney; provided, however, that (A) the Sellers will promptly notify the Purchaser in writing of the Sellers’ intention to control such Tax Contest, (B) in the case of a Straddle Period, the Sellers and the Purchaser will jointly control all proceedings taken in connection with any such Tax Contest and (C) in the case of any settlement or compromise of any Tax Contest that would have an adverse effect on the Purchaser, any Company or any of their Affiliates in any taxable period beginning after the Closing Date, the Tax Contest will not be settled or resolved without the Purchaser’s prior written consent, which consent will not be unreasonably withheld or delayed. Notwithstanding the foregoing, if notice is given to the Sellers of the commencement of any Tax Contest and the Sellers do not, within 20 days after the Purchaser’s notice is given, give notice to the Purchaser of the Sellers’ election to assume the defense thereof (and in connection therewith, acknowledge in writing the Sellers’ indemnification obligations hereunder), the Sellers will be bound by any determination made in such Tax Contest or any compromise or settlement thereof effected by the Purchaser. The failure of the Purchaser to give reasonably prompt notice of any Tax Contest will not release, waive or otherwise affect the Sellers’ obligations with respect thereto except to the extent that the Sellers can demonstrate actual prejudice as a result of such failure. The Purchaser will use its, and the Purchaser will cause the Companies and their Affiliates to use their, commercially reasonable efforts to provide the Sellers with such assistance as may be reasonably requested by the Sellers in connection with a Tax Contest controlled solely or jointly by the Sellers.

(i) Waiver of Carrybacks. The Purchaser shall cause the Companies to elect, when permitted by Applicable Law, to carry forward and to waive any right to carryback any net operating loss, credit or other item arising after the Closing Date that could, in the absence of such an election or waiver, be carried back to a taxable period of such Company, ending on or before the Closing. If any net capital loss, foreign tax credit or research and development credit arising after the Closing Date shall be carried back to any such period, the Purchaser shall indemnify Sellers and their Affiliates for all reasonable costs and expenses incurred by the Sellers or their Affiliates in filing such claims or in connection with any audit of such claims and for any Losses resulting from the adjustment, reduction or disallowance of any such capital losses or credits.

(j) Section 338(h)(10) Election. (i) The Sellers shall cause the appropriate Affiliate to join with the Purchaser in making an election under Section 338(h)(10) of the Code (and any corresponding election under state, local, and foreign Tax law) with respect to the purchase and sale of the Shares hereunder (collectively, the “Section 338(h)(10) Election”). The Purchaser shall be responsible for properly completing and timely filing the forms (including IRS Form 8023) and other documents necessary to effectuate the Section 338(h)(10) Election (“Section 338(h)(10) Election Documents”). The Purchaser shall deliver a draft of any Section 338(h)(10) Election Document to HDOC for its review and comment no later than 30 days after the Closing Date, and HDOC will provide any comments to the Purchaser within 15 days after the receipt of such Section 338(h)(10) Election Document. The Purchaser shall revise such Section 338(h)(10) Election Document as reasonably requested by HDOC. The Purchaser shall provide to HDOC copies of such Section 338(h)(10) Election Document and proof that such Section 338(h)(10) Document was timely filed no later than 10 days after such Section 338(h)(10) Election Document is filed.

(ii) The Base Wholesale Purchase Price and the liabilities (to the extent included in amount realized for federal income tax purposes) of J&P Wholesale, plus other relevant items, shall be allocated among the assets of J&P Wholesale in accordance with their fair market values as set forth on a schedule to be jointly prepared and agreed upon by the Purchaser and HDOC within 60 days after the Closing Date (the “Wholesale Allocation Schedule”). The Base J&P Purchase Price and the liabilities (to the extent included in amount realized for federal income tax purposes) of J&P, plus other relevant items, shall be allocated among the assets of J&P in accordance with their fair market values as set forth on a schedule to be jointly prepared and agreed upon by the Purchaser and HDOC within 60 days after the Closing Date (the “J&P Allocation Schedule”).

(iii)(A) Within 15 days following the finalization of the Wholesale Allocation Schedule and the J&P Allocation Schedule pursuant to the immediately preceding clause (ii), HDOC, on the one hand, and the Purchaser, on the other hand, shall each deliver to the other Internal Revenue Service Form 8883, and any similar forms required by state or local law (the “Forms”), prepared in accordance with the Wholesale Allocation Schedule and the J&P Allocation Schedule and in accordance with Section 338 and Section 1060 of the Code (and any applicable or comparable provisions of state and local Tax law). Each Party shall have 30 days following the receipt of the Forms to notify the other in writing whether or not the Forms as prepared by such other Party are acceptable.

If a Party notifies the other Party that it does accept any of the Forms, it shall set out in reasonable detail in the written notice its reasons for non-acceptance and specify the adjustments which should be made. The Parties shall use all reasonable efforts to reach agreement on the adjustments, if any, to be made to the Forms. If the Parties do not reach agreement within 25 days after the receipt by a Party of notice of non-acceptance, the matter shall be referred to and determined by the Independent Accountant.

(B) The Forms, as prepared and agreed to (or as finally determined by the Independent Accountant) pursuant to this Section 9.5(j)(iii) shall be final, conclusive and binding on the Parties. None of the Parties shall, or shall permit any of their Affiliates to, take any action to modify any of the Forms without the prior written consent of HDOC or the Purchaser, as the case may be, which consent shall not be unreasonably withheld; provided, however, that, such Forms shall be subsequently amended as required by Applicable Law as the Parties shall mutually agree. Each of HDOC and the Purchaser will be responsible for timely filing the Forms. The Purchaser, HDOC, and each of their Affiliates shall file all Tax Returns in a manner consistent with the Forms and the Wholesale Allocation Schedule and the J&P Allocation Schedule, as the case may be.

(C) In the event that any of the Forms is disputed by any Taxing Authority, the party receiving notice of such dispute shall promptly notify and consult with the other party hereto concerning resolution of such dispute.

(iv) Except for the Section 338(h)(10) Election, neither Purchaser nor any of its Affiliates shall make any election under Section 338 of the Code with respect to the transactions contemplated hereunder.

(k) Proration of Real and Personal Property Taxes With Respect to the Purchased Assets. All real property Taxes and all personal property Taxes with respect to the Purchased Assets will be prorated as of the Closing Date with (i) J&P Operations being liable for such Taxes relating to any time period or periods ending prior to the Closing Date and (ii) the Purchaser being liable for such Taxes relating to any time period or periods beginning on or after the Closing Date. Proration of real property Taxes and personal property Taxes will be made on the basis of the most recent officially certified tax valuation and assessment for the Acquired Assets. If such valuation pertains to a tax period other than that in which the Closing occurs, such apportionment will be recalculated at such time as actual tax bills for such period are available, and the Parties will cooperate with each other in all respects in connection with such recalculation and pay any sums due in consequence thereof to the Party entitled to recover the same within 60 days after the issuance of such actual tax bills.

Section 9.6 Continuing Indemnification.

(a) For a period of three years after the Closing, the Purchaser will, to the fullest extent permitted by Applicable Law, cause each of the Companies (or its successors) to indemnify, defend and hold harmless each individual who is now, or has been at any time prior to the date hereof, a director or an officer of such Company (collectively, the “Company Indemnified Parties”) against all Losses arising out of actions or omissions occurring at or prior to the Closing and whether asserted or claimed prior to, at or after the Closing that in respect of any Company Indemnified Party are in whole or in part based on or arising out of the fact that such individual is or was a director or an officer of such Company. For a period of three years after the Closing, the provisions contained in the organizational documents of each Company (or its successors) in respect of indemnification will not be amended, repealed or otherwise modified in any manner that would adversely affect the rights thereunder of any Company Indemnified Party. For a period of three years after the Closing Date, the Purchaser will maintain directors’ and officers’ liability insurance for the benefit of the Company Indemnified Parties with a reputable and financially sound carrier, which policy shall provide at least the same coverage and amounts and contains terms and conditions, in each case, which are no less advantageous than the current coverage, with respect to claims arising from or related to facts or events which occurred at or before the Closing Date; provided, however, that in no event will the Purchaser be obligated to expend in order to maintain or procure insurance coverage pursuant to this Section 9.6(a) any amount in the aggregate for the three-year period beginning immediately after the Closing in excess of the lesser of (i) $100,000 and (ii) 50% of the aggregate premiums paid by the Companies in 2007 (on an annualized basis) for such purpose.

(b) If any Company or any successors or assigns shall consolidate with or merge into any other Person and shall not be the continuing or surviving Person of such consolidation or merger or shall transfer all or substantially all of its assets to any Person, then and in each case, proper provision will be made by the Purchaser so that the successors and assigns of such Company will assume the applicable obligations set forth in this Section 9.6. The obligations under this Section 9.6 will survive the Closing and will not be terminated or modified in such a manner as to adversely affect any Company Indemnified Party to whom this Section 9.6 applies, in any case without the prior written consent of such affected Company Indemnified Party. This Section 9.6 is intended to be for the benefit of, and will be enforceable by, each Company Indemnified Party and their respective heirs and representatives.

Section 9.7 Covenant Not to Compete or Solicit Business.

(a) In furtherance of the sale of the Shares and Purchased Assets to the Purchaser and to protect the value and goodwill of the Shares and the Purchased Assets and the business to be continued by the Purchaser after the Closing and in consideration of the Adjusted Purchase Price, the Sellers covenant and agree that, after the Closing for a period ending on the fifth anniversary of the Closing Date, none of the Sellers will directly or indirectly (whether as principal, agent, independent contractor, partner or otherwise) own, manage, operate, control, participate in, or otherwise carry on any business that, directly or indirectly, is engaged in the propagation, cultivation, harvesting or sale of roses (the “Competing Business”) in the United States; provided, however, that none of the following will constitute a breach of this Section 9.7: (i) the acquisition or ownership by any Seller or its Affiliates of not more than 5% of the outstanding equity securities of any publicly traded company that engages in a Competing Business, (ii) the execution, delivery or performance of the Transition Agreement or the Supply Agreement or the sale, assignment, transfer or other disposition by any of the Sellers or any Affiliate of any Seller of any Products (as defined in the Supply Agreement) acquired by or made available to any Seller or any Affiliate of any Seller under the Supply Agreement, (iii) the acquisition, sale or distribution by any Seller or any of its Affiliates of Products (as defined in the Supply Agreement); (iv) any act of HDOC (or its designee) pursuant to or contemplated by Section 9.10(b); (v) any offering, sale or distribution of roses or rose plants that are not Garden Roses (as defined below); and (vi) any offering, sale or distribution of Jackson & Perkins-branded Garden Roses. For the avoidance of doubt, the Purchaser acknowledges and agrees that (i) HDOC or its Affiliates (other than the Companies) has in the Ordinary Course of Business offered for sale, sold and distributed plants, including mini-pot roses, through its Harry and David direct marketing channel and (ii) continuation by HDOC or its Affiliates of such offerings, sales and distributions after the Closing will not constitute a breach of this Section 9.7 so long as Garden Roses (other than Jackson & Perkins-branded Garden Roses) are not included in any such offering, sale or distribution. “Garden Rose” means any bare root rose, poly-bag, redi-plant rose or any containerized version thereof.

(b) In the event any Seller violates any of its obligations under this Section 9.7, the Purchaser may proceed against such Seller in law or in equity for such damage or other relief as a court of competent jurisdiction may deem appropriate Each of the Sellers acknowledges that a violation of this Section 9.7 may cause the Purchaser irreparable harm which may not be adequately compensated for by money damages. Each of the Sellers therefore agrees that in the event of any actual or threatened violation of this Section 9.7, the Purchaser will be entitled, in addition to other remedies that it may have, to a temporary restraining order and to preliminary and final injunctive relief against any Seller to prevent any violation of this Section 9.7, without the necessity of posting a bond.

(c) It is the intent and understanding of each Party that if, in any proceeding before any governmental authority of competent jurisdiction or arbitrator legally empowered to enforce this Section 9.7, any term, restriction, covenant or promise in this Section 9.7 is found to be unreasonable and for that reason unenforceable, then such term, restriction, covenant or promise shall be deemed modified to the extent necessary to make it enforceable by such governmental entity authority.

Section 9.8 Name Change. Not later than the 15th Business Day after the Closing Date, the Sellers will change the name of J&P Operations to remove reference to the term “Jackson & Perkins” therefrom and will discontinue the use of any signage, letterhead or similar items containing either “Jackson & Perkins” or “J&P.”

Section 9.9 Certain Cooperation.

(a) After Closing, in connection with the rights and obligations of any Party set forth in this Agreement and the Ancillary Agreements, each of the Parties will provide such Party with all reasonable cooperation (which shall include reasonable access during normal business hours to the assets, properties, books and records, officers and employees of such other Parties) requested by such Party that such Party in good faith deems necessary in connection with protecting such rights or fulfilling such obligations.

(b) Without limiting the generality of the foregoing, the Purchaser will, upon the reasonable advance written request of the Sellers (or any of their Affiliates), permit the Sellers (or their Affiliates) to have access to (and, at the expense of the Sellers, make copies of) the books and records of and other information in the possession of any of the Companies which are reasonably relevant to the Retained Litigation Matters and make available during normal business hours employees of any of the Companies to provide information and other reasonable assistance to any Seller or its Affiliates in connection with the Retained Litigation Matters; provided, however, that notwithstanding anything to the contrary in this Agreement, the Sellers will be responsible (and will reimburse the Purchaser or applicable employees of any Company) for all reasonable out-of-pocket expenses incurred by the Purchaser or such employee in connection with providing the information or assistance referred to above, it being understood that such out-of-pocket expenses will not include any salary or benefits paid or payable to any such employee.

Section 9.10 Certain Receivable Matters.

(a) The Purchaser will endeavor in good faith to cause to be collected the accounts and notes receivable of each of the Companies existing as of the Closing (each, a “Closing Date A/R”) consistent with the best business practices applicable to such Company’s and the Purchaser’s accounts and notes receivable. Any payment from a customer which is both an obligor with respect to any Closing Date A/R and an account or note receivable generated after the Closing by any Company or the Purchaser will be applied against the oldest account or note receivable of such Company or the Purchaser or as specified in writing by such obligor concurrently with payment; provided, however, that if there is any dispute in respect of any such account or note receivable generated after the Closing by the Company or the Purchaser or if the obligor on such account or note receivable generated after the Closing has not, concurrently with submission of payment, specified in writing the account or note receivable against which such payment shall be applied, such payment will be applied first against amounts payable in respect of such Closing Date A/R until such Closing Date A/R is paid in full.

(b) As promptly as practicable after any payment by HDOC or BCDM to any Purchaser Indemnitee in respect of a breach by HDOC or BCDM of the representations and warranties set forth in the penultimate sentence of Section 3.2(v) and unless the Purchaser receives prior written notice from HDOC to the contrary, the Purchaser will transfer and assign, or cause to be transferred and assigned, to HDOC (or its designee) (without any consideration therefor) all of the Purchaser’s or any Company’s right, title and interest in and to any Closing Date A/R that is the subject of such breach and HDOC (or its designee) will thereafter assume all and have exclusive collection responsibility with respect to such Closing Date A/R. Nothing in this Agreement will limit or restrict any right of HDOC (or its designee) to collect or institute proceedings or take other actions to collect or cause to be collected any Closing Date A/R that is transferred to HDOC (or its designee) pursuant to the immediately preceding sentence. In addition, as promptly as practicable after the Purchaser or any Company receives any payment in respect of such Closing Date A/R, the Purchaser will turn over and pay, or cause the applicable Company to turn over and pay, to HDOC (or its designee) such payment.

Section 9.11 Certain Environmental Matters.

(a) Unless this Agreement has been terminated pursuant to Article VII, the Purchaser will have the right, at any time prior to the Closing, to cause a reputable, nationally recognized third party environmental consultant selected by the Purchaser (the “Purchaser Consultant”) to conduct one Phase I Environmental Site Assessment of the Owned Real Property (the “Phase I”). The Sellers will, and will cause their third party consultant (the “Seller Consultant”) to, reasonably cooperate during reasonable business hours and as reasonably requested by the Purchaser, with the Purchaser or the Purchaser Consultant in conducting such Phase I. The Sellers will have the right, at their sole cost and expense, to be present, and to cause the Seller Consultant to be present, on the Owned Real Property during the Phase I. The Purchaser will, or will cause the Purchaser Consultant to, deliver to the Sellers a true and correct copy of all results, data, output and conclusions of or in respect of the Phase I (the “Phase I Results”) by providing to the Sellers copies of the draft and final Phase I Results as promptly as practicable after such draft and final Phase I Results are available.

(b) Within 15 days after the conclusion of the Phase I and provided this Agreement has not been terminated pursuant to Article VII, if the Purchaser or the Purchaser Consultant concludes, in good faith, based on the Phase I Results, that a Phase II Environmental Site Assessment (including intrusive testing or sampling) of the Owned Real Property (the “Phase II”) is necessary under Applicable Law to investigate any condition identified in the Phase II, the Purchaser will notify the Sellers in writing of such conclusion. The Purchaser and the Sellers will agree on a timeline for any such Phase II. The Sellers will have the right, at their sole cost and expense, to be present, and to cause the Seller Consultant to be present and to take split samples, on the Owned Real Property during the Phase II. The Sellers will, and will cause the Seller Consultant to, reasonably cooperate during reasonable business hours, as reasonably requested by the Purchaser, with the Purchaser or the Purchaser Consultant in conducting such Phase II. The Purchaser will, or will cause the Purchaser Consultant to, deliver to the Sellers a true and correct copy of all results, data, output and conclusions of or in respect of the Phase II, including any written reports or summaries or oral reports prepared by the Purchaser or the Purchaser Consultant (the “Phase II Results”) by providing to the Sellers copies of the draft and final Phase II Results as promptly as practicable after such draft and final Phase II Results are available.

(c) Within 15 days after the conclusion of the Phase II and provided this Agreement has not been terminated pursuant to Article VII, if the Phase II Results evidence that there are Environmental Conditions at the Owned Real Property in violation of Applicable Law and requiring remediation (the “Necessary Remedial Action”), the Purchaser will notify the Sellers in writing of the Necessary Remedial Action and provide the Sellers with a reasonably detailed written estimate of all costs, expenses and actions to be taken relating to the Necessary Remedial Action. The Sellers will have the right to procure alternate cost estimates and remedial plans (and the Purchaser will afford the Sellers or the Seller Consultant reasonable access to the Owned Real Property for purposes of procuring such alternate cost estimates and remedial plans) for the Necessary Remedial Action and provide written notice of such alternate cost estimates and remedial plan to the Purchaser for consideration. The Purchaser and the Sellers will mutually agree on a timeline for, the scope of and the maximum aggregate costs (including attorneys’ fees and expenses) (such maximum costs, the “Maximum Remediation Costs”) to be incurred in connection with the Necessary Remedial Action. The Sellers and the Seller Consultant will have the right to be present on the Owned Real Property during all or any Necessary Remedial Action and discussions, including those with any governmental agencies, if required, concerning such Necessary Remedial Action.

(d) As promptly as practicable following the Necessary Remedial Action, the Purchaser will provide to the Sellers a reasonably detailed written statement (including reasonably detailed substantiating documentation) of all reasonable third party costs (including attorneys’ fees and expenses) actually incurred by the Purchaser in connection with the Necessary Remedial Action (collectively, the “Remediation Costs”); provided, however, that in no event will the Remediation Costs exceed the Maximum Remediation Costs.

(e) If the Purchaser and the Sellers are unable to resolve any disagreement relating to any matter requiring the mutual agreement of the Parties pursuant to this Section 9.11 within 30 days after the date of a reasonably detailed written notice from the disagreeing Party (an “Environmental Dispute Notice”), such disagreement will be submitted for resolution to the Independent Consultant which will resolve the matters still in dispute. The Independent Consultant will make a determination in writing as soon as practicable and in any event within 30 days after its engagement, and such determination will be final and binding on the Parties. Notwithstanding anything to the contrary in this Agreement, in no event will the aggregate amount of Remediation Costs be less than the Sellers’ calculation thereof set forth in any Environmental Dispute Notice delivered by the Sellers pursuant to this Section 9.11(e) or more than the Purchaser’s or the Purchaser Consultant’s calculation thereof delivered pursuant to Section 9.11(c).

(f) For purposes of clarity, the Purchaser will have the right to conduct such other assessments, analyses, testing and environmental audits as it in good faith may believes necessary from time to time after the Closing. Except as set forth in Sections 9.11(a)-(d) above, however, any costs of any actions taken or required or recommended to be taken as a result of such other assessments, analyses, testing and environmental audits will not be considered Remediation Costs for purposes of this Agreement.

ARTICLE X

CERTAIN EMPLOYEE MATTERS

Section 10.1 Continuation of Benefits.

(a) Effective on the Closing Date, the participation of each JPW Employee in the Plans will cease and each such JPW Employee will be automatically enrolled in the plans, policies and arrangements of the Purchaser set forth on Schedule 10.1(a) (the “Purchaser Plans”). For the period beginning on the Closing Date and ending on December 31, 2007, the Purchaser will maintain the enrollment of all JPW Employees who remain employees of any of the Companies or the Purchaser in the Purchaser Plans, and thereafter, will maintain the enrollment of all JPW Employees who remain employees of any of the Companies or the Purchaser in such plans, policies and arrangements as are maintained for similarly situated employees of the Purchaser.

(b) Service Credit. To the extent that service is relevant for purposes of determining eligibility to participate and vesting under any Purchaser Plans, the Purchaser will cause such Purchaser Plans to credit JPW Employees for service on or prior to the Closing Date with any Company or any Affiliate thereof, or any of their respective predecessors, in addition to service earned with the Purchaser, any Company or any Affiliate thereof after the Closing Date.

(c) Health Care Transition. To the extent permitted by Applicable Law, the Purchaser will cause any and all pre-existing condition limitations, eligibility waiting periods and evidence of insurability requirements under any group health plans to be waived with respect to each of the JPW Employees and their eligible dependents in the Purchaser Plans.

(d) Bonuses. The Sellers will reimburse J&P Wholesale for any stay-bonus identified in Schedule 10.1(d) to which JPW Employees are or will become entitled as a result of the transactions contemplated by this Agreement and which is paid by J&P Wholesale, and the Purchaser will cause J&P Wholesale to discharge any such obligations in accordance with their terms.

Section 10.2 Certain Employee and Severance Matters.

(a) Effective at the Closing, the Purchaser will cause J&P Wholesale to continue the employment of the individuals listed on Schedule 10.2 (collectively, the “JPW Employees”) at the same salary as such employees received from J&P Wholesale immediately prior to the Closing Date. For a period of one year after the Closing Date, the Purchaser will pay, or will cause J&P Wholesale or any successor to J&P Wholesale to pay, severance benefits in accordance with the severance plans or agreements in place immediately prior to the Closing Date and described on Schedule 10.2 with respect to any JPW Employee who is identified on Schedule 10.2 and whose employment is terminated by the Purchaser or J&P Wholesale following the Closing Date.

(b) Effective at the Closing, the Sellers will, at their option, offer employment to or terminate the employment of any employees of J&P Wholesale immediately prior to Closing who are not listed on Schedule 10.2 and all employees of J&P. Any such employee who accepts an offer of employment is sometimes referred to herein as a “Transferred Employee.” Any such employee whose employment is terminated is sometimes referred to herein as a “Terminated Employee.” The Sellers will pay all severance benefits to any Terminated Employees in accordance with any applicable severance plans or agreements in place with respect to such individuals at the time of termination of employment.

(c) During the period beginning on the Closing Date and ending on June 30, 2007, the Purchaser may, by written notice to the Sellers, identify certain of the Transferred Employees (collectively, the “Identified Employees”) with whom the Purchaser wishes to discuss possible employment with the Purchaser or an Affiliate of the Purchaser. If such Identified Employees are still employed by a Seller or an Affiliate of a Seller, the Sellers will make all such Identified Employees available to the Purchaser for such discussions in respect of employment terms that are mutually satisfactory to the Purchaser and such Identified Employees. The Purchaser and the Sellers will, in connection with such discussions, negotiate in good faith the terms of employment, including service credits, benefits and severance in respect of such Identified Employees.

ARTICLE XI

MISCELLANEOUS

Section 11.1 Amendment and Waiver. This Agreement may be amended and any provision of this Agreement may be waived, provided that any such amendment or waiver will be binding upon a Party only if such amendment or waiver is set forth in a writing executed by the Purchaser and the Sellers. No course of dealing between or among any Persons having any interest in this Agreement will be deemed effective to modify, amend or discharge any part of this Agreement or any rights or obligations of any Party under or by reason of this Agreement.

Section 11.2 Notices. All notices, demands and other communications given or delivered under this Agreement will be in writing and will be deemed to have been given (i) when received if given in person, (ii) on the date of electronic confirmation of receipt if sent by facsimile transmission, (iii) three days after being deposited in the U.S. mail, certified or registered mail, postage prepaid or (iv) one day after being deposited with a reputable overnight courier. Notices, demands and communications to the Parties will, unless another address is specified in writing pursuant hereto, be sent to the address or telecopy number indicated below:

If to the Sellers:

Harry & David Operations Corp.

2500 South Pacific Highway

Medford, OR 97501

Attention:	Stephen V. O’Connell (soconnell@harryanddavid.com) Robert E. Bluth, Esq. (bbluth@harryanddavid.com)
Fax No.:	(541) 864-2190

With a copy to:

Jones Day

222 East 41st Street

New York, NY 10017

Attention:	Joseph A. Adams, Esq.
Fax No.:	(212) 755-7306

If to the Purchaser, to:

J&P Acquisition Inc.

c/o RE/MAX of Florida

605 Crescent Executive Court, Ste 332

Lake Mary, FL 32746

Attention:	Kathy Harris
Fax No.:	(407) 829-7302

with a copy to:

Hansworth Sinkler Boyd, P.A.

75 Beattie Place

Two Liberty Square, 11th Floor

Greenville, SC 29601-2119

Attention:	Andrew J. White, Jr., Esq.
Fax No.:	(864) 240-3300

Section 11.3 Binding Agreement; Assignment. This Agreement and all of the provisions hereof will be binding upon and inure to the benefit of the Parties and their respective successors and permitted assigns; provided, however, that neither this Agreement nor any of the rights, interests or obligations hereunder may be assigned by any Party without the prior written consent of the other Parties, and any purported assignment without such consent will be null and void.

Section 11.4 Severability. Whenever possible, each provision of this Agreement will be interpreted in such a manner as to be effective and valid under Applicable Law, but if any provision of this Agreement is held to be prohibited by or invalid under Applicable Law, such provision will be ineffective only to the extent of such prohibition or invalidity, without invalidating the remainder of such provisions or the remaining provisions of this Agreement.

Section 11.5 No Strict Construction. The language used in this Agreement will be deemed to be the language chosen by the Parties to express their mutual intent, and no rule of strict construction will be applied against any Person. The Parties hereto have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement will be construed as if drafted jointly by the Parties hereto, and no presumption or burden of proof will arise favoring or disfavoring any Party by virtue of the authorship of any of the provisions of this Agreement.

Section 11.6 Captions. The captions used in this Agreement are for convenience of reference only and do not constitute a part of this Agreement and will not be deemed to limit, characterize or in any way affect any provision of this Agreement, and all provisions of this Agreement will be enforced and construed as if no caption had been used in this Agreement.

Section 11.7 Entire Agreement. This Agreement contains the entire agreement between the Parties and supersedes any prior understandings, agreements or representations by or between the Parties, written or oral, which may have related to the subject matter hereof in any way; provided, however, that if the Closing does not occur, the Confidentiality Agreement will survive the termination of this Agreement and remain in full force and effect.

Section 11.8 Counterparts; Facsimile Transmission. This Agreement may be executed in multiple counterparts, each of which will be deemed an original but all of which taken together will constitute one and the same instrument. Signatures of a Party to this Agreement or other documents executed in connection herewith which are sent to the other Parties by facsimile transmission will be binding as evidence of acceptance of the terms hereof or thereof by such signatory Party, with originals to be circulated to the other Parties in due course.

Section 11.9 Governing Law. All questions concerning the construction, validity, and interpretation of this Agreement will be governed by and construed in accordance with the domestic laws of the State of Delaware, without giving effect to any choice of law or conflict of law provision.

Section 11.10 Submission to Jurisdiction; Choice of Forum. Each of the Parties submits to the exclusive jurisdiction of any Federal or state court sitting in the City of Wilmington, Delaware, in any action or proceeding arising out of or relating to this Agreement or the transactions contemplated herein and agrees that all claims in respect of such action or proceeding may be heard and determined in any such court. Each of the Parties waives any defense of inconvenient forum to the maintenance of any action or proceeding so brought and waives any bond, surety or other security that might be required of any other Party with respect thereto. Nothing in this Section 11.10 however will affect the right of any Party to serve legal process in any other manner permitted by Applicable Law. Each Party agrees that a final judgment (after giving effect to any timely appeals) in any action or proceeding so brought will be conclusive and may be enforced by suit on the judgment or in any other manner provided by Applicable Law.

Section 11.11 Parties in Interest. Nothing in this Agreement, express or implied, is intended to confer on any Person, other than the Parties, the Indemnified Parties and the Company Indemnified Parties and their respective successors and permitted assigns, any rights or remedies under or by virtue of this Agreement.

Section 11.12 Certain Interpretive Matters. Unless the context otherwise requires, (i) all references to Sections, Articles, Schedules or Exhibits are to Sections, Articles, Schedules or Exhibits of or to this Agreement, (ii) each of the Schedules will apply only to the corresponding Section or subsection of this Agreement, (iii) each term defined in this Agreement has the meaning assigned to it, (iv) each accounting term not otherwise defined in this Agreement has the meaning assigned to it in accordance with GAAP, (v) words in the singular include the plural and vice versa, (vi) the term “including” means “including without limitation,” (vii) words in the singular include the plural and vice versa, (viii) provisions apply to successive events and transactions, and (ix) all words used in this Agreement will be construed to be of such gender as the circumstances require. References to this “Agreement” means this Agreement, including all amendments, restatements, modifications and supplements and any exhibits or schedules to any of the foregoing, and will refer to the Agreement as the same may be in effect at the time such reference becomes operative. Reference to any Person herein will include such Person’s successors (including heirs) and permitted assigns. All references to $ or dollar amounts will be to lawful currency of the United States.

Section 11.13 Guarantee of Performance. (a) The Guarantors hereby, jointly and severally, irrevocably and unconditionally guarantee to the Sellers the prompt and full discharge by the Purchaser of all of the Purchaser’s covenants, agreements, obligations and liabilities under each of this Agreement and the Ancillary Agreements (as the same may be amended from time to time in accordance with the terms thereof), including the due and punctual payment of all amounts which are or may become due and payable by the Purchaser or any of its permitted assignees or designees hereunder or thereunder (such assignees and designees together with the Purchaser for purposes of this Section 11.13, the “Purchaser Parties”), when and as the same shall become due and payable (collectively, the “Purchaser Obligations”), in accordance with the terms hereof or thereof. Each of the Guarantors acknowledges and agrees that, with respect to all the Purchaser Obligations to pay money, such guaranty shall be a guaranty of payment and performance and not of collection and shall not be conditioned or contingent upon the pursuit of any remedies against any Purchaser Party. If any Purchaser Party shall default in the due and punctual performance of any Purchaser Obligation, including the full and timely payment of any amount due and payable pursuant to any Purchaser Obligation, the Guarantors will forthwith, jointly and severally, perform or cause to be performed such Purchaser Obligation and will forthwith, jointly and severally, make full payment of any amount due with respect thereto at their sole cost and expense. This Section 11.13(a) shall terminate and be of no further force or effect upon and after the date that Purchaser Obligations shall have been performed in full.

(b) The liabilities and obligations of the Guarantors pursuant to Section 11.13(a) are unconditional and absolute and, without limiting the generality of the foregoing, shall not be released, discharged or otherwise affected by:

(i) any acceleration, extension, renewal, settlement, compromise, waiver or release in respect of any Purchaser Obligation by operation of law or otherwise;

(ii) the invalidity or unenforceability, in whole or in part, of this Agreement;

(iii) any modification or amendment of or supplement to this Agreement;

(iv) any change in the existence, structure or ownership of any Purchaser Party or Guarantor or any insolvency, bankruptcy, reorganization or other similar proceeding affecting any of them or their assets; or

(v) any other act, omission to act, delay of any kind by any party hereto or any other Person, or any other circumstance whatsoever that might, but for the provisions of this Section 11.13, constitute a legal or equitable discharge of the obligations of any Guarantor, as guarantor to the extent set forth hereunder.

(c) Each of the Guarantors hereby waives any right, whether legal or equitable, statutory or non-statutory, to require any Seller to proceed against or take any action against or pursue any remedy with respect to any Purchaser Party or any other Person or make presentment or demand for performance or give any notice of nonperformance before any party hereto may enforce its rights hereunder against any Guarantor as guarantor.

(d) The obligations of each of the Guarantors as guarantors to the extent set forth hereunder shall remain in full force and effect until the Purchaser Obligations shall have been performed in full. If at any time any performance by any Person of any Purchaser Obligation is rescinded or must be otherwise restored or returned, whether upon the insolvency, bankruptcy or reorganization of any Purchaser Party or otherwise, each of the Guarantor’s obligations hereunder with respect to such Purchaser Obligation shall be reinstated at that time as though that Purchaser Obligation had become due and had not been performed.

(e) Upon performance by any Guarantor of any Purchaser Obligation, such Guarantor shall be subrogated to the rights of any Seller against such Purchaser Party with respect to that Purchaser Obligation.

(f) The obligations of the Guarantors under this Section 11.13 shall be limited to an aggregate amount that is equal to the largest amount that would not render its obligations under this Section 11.13 subject to avoidance under Section 548 of the United States Bankruptcy Code or any comparable provisions of any applicable state law.

* * * * *

IN WITNESS WHEREOF, the Parties have executed this Purchase Agreement as of the date first written above.

SELLERS:

HARRY & DAVID OPERATIONS CORP.

By:	/s/ William H. Williams
Name:	William H. Williams
Title:	President and Chief Executive Officer

BEAR CREEK DIRECT MARKETING, INC.

By:	/s/ William H. Williams
Name:	William H. Williams
Title:	President and Chief Executive Officer

PURCHASER:

J&P ACQUISITION INC.

By:	/s/ Chas Fox
Name:	Chas Fox
Title:	President

GUARANTORS:

/s/ Donald Hachenberger Donald Hachenberger

/s/ Glenda Hachenberger Glenda Hachenberger

[SIGNATURE PAGE TO PURCHASE AGREEMENT]

Page

SELLER:

JACKSON & PERKINS OPERATIONS, INC.

By:	William H. Williams
Name:	William H. Williams
Title:	President and Chief Executive Officer

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